





BCE Emergis

# Quarterly report to shareholders





## Emergis reports financial results for the first quarter of 2006

- Total revenue at $40.3 M, up 5% from Q1 05, Health revenue up 16%
- EBITDA at $7.7 M before one-time items, up 35% from Q1 05
- Finance EBITDA margin at 21%
- EPS from continuing operations at $0.04

**Montréal, April 28, 2006** — Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended March 31, 2006. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"We are very pleased with the strong financial performance of the company this quarter," said François Côté, President and Chief Executive Officer of Emergis. "Our Health operations continued to grow, with revenue up 16% from last year. Health EBITDA reflects this, and higher development costs as we invest in new platforms to generate future revenue streams. Our Finance operations are also making great progress, with revenue increasing from the fourth quarter of 2005 and continued improvement in EBITDA."

Net income from continuing operations for the quarter was $3.7 million or $0.04 per share compared to a net loss of $(3.9) million or $(0.04) per share in the first quarter of 2005. The increase was mainly due to the absence of a foreign exchange loss present in 2005 and to the improved operating performance of the Company. The corresponding figure for the fourth quarter of 2005 was $4.8 million or $0.05 per share, which included the beneficial impact of a $2.2 million or $0.02 per share reversal of tax provisions related to non-core operations. A similar reversal, in the amount of $0.2 million or $0.00 per share, was reported in the current quarter. Excluding the provision reversals, net income from continuing operations in the first quarter of 2006 increased to $3.5 million or $0.04 per share compared to $2.6 million or $0.03 per share in the fourth quarter of 2005.

Reported net income for the quarter was $3.7 million or $0.04 per share compared to a net loss of $(5.7) million or $(0.06) per share in the first quarter of 2005 and to net income of $6.9 million or $0.07 per share in the fourth quarter of 2005. There was no contribution to reported net income from discontinued operations in the current quarter.

## Revenue summary for the quarter

*Three-month periods ended March 31, 2006, December 31, 2005 and March 31, 2005, in millions of Canadian dollars:*

| | Q1 2006 | Q4 2005 | Q1 2005 |
|---|---|---|---|
| Health | 24.9 | 24.7 | 21.4 |
| Finance | 15.4 | 15.0 | 17.1 |
| **Total revenue** | **40.3** | **39.7** | **38.5** |

- Revenue for the quarter was $40.3 million compared to $38.5 million in the first quarter of 2005 and compared to $39.7 million in the fourth quarter of 2005. In the year-over-year comparison, growth in Health operations was partly offset by lower Finance revenue. Both segments contributed to the increase in the sequential quarterly comparison.
- Health revenue increased 16% on a year-over-year basis due to acquisitions in the claims transport and pharmacy management systems areas and to organic growth mainly in claims adjudication activities. These increases were partly offset by the non-renewal of a claims transport contract.
- On a sequential quarterly basis, the increase in Health revenue was due mainly to a higher contribution from professional services and organic growth in claims adjudication, partly offset by the non-renewal of the claims transport contract mentioned above.
- Compared to the first quarter of 2005, Finance revenue decreased mainly due to the wind-down of the commercial operations of the Company's eInvoicing activities. The decrease was partly offset by higher revenue from professional services in the cash management area.
- Finance revenue increased from the fourth quarter of 2005 mainly due to higher revenue associated with a transition services contract with epost for the operation of its webdoxs bill presentment service, and to higher professional services revenue in the cash management area. The increases were mitigated by lower revenue from transition services and patent licensing, both related to our eInvoicing solution, and from seasonally lower activity in the lien registration area. The transition services contract with epost ended in the current quarter. No significant revenue from this contract is expected in the future.

EBITDA[1] summary for the quarter

*Three-month periods ended March 31, 2006, December 31, 2005 and March 31, 2005, in millions of Canadian dollars:*

| | Q1 2006 | Q4 2005 | Q1 2005 |
|---|---|---|---|
| Health | 4.3 | 4.6 | 4.4 |
| Finance | 3.2 | 1.7 | 1.3 |
| Core | 7.5 | 6.3 | 5.7 |
| Non-core | 0.2 | 2.2 | 0.0 |
| **EBITDA before:** | **7.7** | **8.5** | **5.7** |
| Contract settlements in Finance | | - | 1.2 |
| Restructuring and other | | - | - |
| **Total EBITDA** | **7.7** | **8.5** | **6.9** |

- EBITDA was $7.7 million (19% of revenue), up from $5.7 million (15%) before one-time items generated in the first quarter of 2005, reflecting mainly a higher contribution from Finance operations. Compared to the fourth quarter of 2005, EBITDA decreased from $8.5 million due to the absence of a significant tax provision reversal related to non-core activities present in the fourth quarter 2005, partly offset by a substantially higher contribution from Finance.
- Health EBITDA was $4.3 million (17% of Health revenue) compared to $4.4 million (21%) in the first quarter of 2005 and $4.6 million (19%) in the fourth quarter of 2005. Both variances were mainly due to increased development expenses related to medical and dental claims adjudication and drug information system activities, and an increase in the proportion of general, administrative, and other overhead expenses allocated to the Health segment relative to the Finance segment. These expense increases were nearly offset by the higher contribution generated as a result of organic revenue growth in claims adjudication.
- Finance contributed $3.2 million to EBITDA in the quarter (21% of Finance revenue) compared to $1.3 million (8%) in the first quarter of 2005 and to $1.7 million (11%) in the fourth quarter of 2005. The year-over-year increase reflects the Company's cost containment efforts, the contribution generated from incremental professional services revenue, and a decrease in the proportion of general, administrative, and other overhead expenses allocated to the Finance segment relative to the Health segment. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of the Company's eInvoicing solution.

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statements of earnings.

- In the sequential quarterly comparison for Finance EBITDA, a decrease in the proportion of general, administrative and other overhead expenses allocated to our Finance segment relative to our Health segment, together with higher contributions from webdoxs transition services and from professional fees related to cash management activities were responsible for the significant increase in Finance EBITDA in the quarter.
- Non-core operations ceased as of June 30, 2004. However, in both the first quarter of 2006 and the fourth quarter of 2005, the Company reversed tax provisions that were related to non-core activities.

## Financial position at March 31

Cash on hand at quarter-end, including temporary investments, was $128.0 million compared to $136.9 million at December 31, 2005, reflecting disbursements relating to a reduction in accounts payable and accrued liabilities, partly offset by positive cash flow from operations before working capital.

### Operating highlights

Renewal of ClaimSecure and Green Shield contracts

The Company renewed its network contracts with ClaimSecure Inc. and Green Shield Canada for pharmacy and dental claims for three years. ClaimSecure and Green Shield use Emergis' extensive network to electronically transport claims from pharmacists and dentists to their respective adjudication systems.

National Bank offers Emergis' Can-Act tax filing and payment service

Emergis' wholly owned subsidiary Can-Act Payment Services Inc., in a five-year agreement with National Bank of Canada, now offers the bank's business clients the ability to electronically and securely file and pay taxes to government departments and agencies in British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia. These transaction types have been added to transactions with federal and Québec departments and agencies that National Bank already offered its clients.

eInvoicing license

The Company entered into two new agreements to license its eInvoicing technology patent, to Nuvox Communications and Midwest Energy, Inc., both based in the U.S.

webdoxs transition services contract ended

Emergis' activities related to the operation of the webdoxs consumer bill presentment solution were transitioned to epost in March 2006. No significant revenue from this activity is expected in the future. Emergis sold its webdoxs operations to epost in July 2004.

### Corporate highlights

Normal course issuer bid

During the quarter, the Company repurchased 64,500 shares at $4.90 per share for an aggregate cost of $0.3 million, including expenses, under a normal course issuer bid initiated on March 2, 2006. Total common shares outstanding at March 31, 2006 were 93.3 million.

Second payment received for option arrangement

Emergis' former U.S. Health subsidiary held options to purchase shares in a publicly traded company. While these options remained in the subsidiary when it was sold, the sale agreement included a price adjustment that allowed Emergis to retain the economic benefit associated with the exercise of the options or the purchase of the options by a third party. In this arrangement, Emergis received a cash payment of US$9.0 million in the second quarter of 2005 and a further payment of US$6.3 million in April 2006. The recent payment will be accounted for as a gain on sale and will be included in income from discontinued operations in the Company's financial results for the second quarter 2006.

**Conference call, webcast and supplemental financial information**

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the first quarter of 2006. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The first quarter of 2006 financial results news release, unaudited financial statements and notes, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2006/apr28.asp).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3174477#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/en/news_events/events_calendar/apr28.asp).

**About Emergis**

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries and more than one third of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of April 28, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate strategic acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced on-going payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF APRIL 28, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

**Information:** John Gutpell, 450 928-6856

# Consolidated Statements of Earnings


Emergis

| In millions of Canadian dollars, except per share data | For the three month period ended March 31, 2006 | For the three month period ended March 31, 2005 |
|---|---|---|
| | (unaudited) | (unaudited) |
| **Revenue** | 40.3 | 38.5 |
| Direct costs | 6.4 | 6.9 |
| Gross margin | 33.9 | 31.6 |
| Income from contract settlements (Note 3) | - | 1.2 |
| **Expenses** | | |
| Operations | 10.8 | 10.4 |
| Sales and marketing | 4.5 | 4.2 |
| Research and development, net | 6.8 | 6.6 |
| General and administrative | 4.1 | 4.7 |
| | 26.2 | 25.9 |
| **Earnings before under-noted items** | 7.7 | 6.9 |
| Depreciation | 2.1 | 3.4 |
| Amortization of intangible assets | 2.4 | 2.5 |
| Interest income | (1.0) | (0.9) |
| Interest on long-term debt | 0.2 | 0.4 |
| Loss (gain) on sale of assets | 0.1 | (0.1) |
| Loss on foreign exchange | - | 5.2 |
| Income (loss) from continuing operations before income taxes | 3.9 | (3.6) |
| Income taxes, current | 0.2 | 0.3 |
| **Net income (loss) from continuing operations** | 3.7 | (3.9) |
| Net loss from discontinued operations, net of income taxes (Note 4) | - | (1.8) |
| **Net income (loss)** | 3.7 | (5.7) |
| Basic and diluted income (loss) per share from continuing operations | 0.04 | (0.04) |
| Basic and diluted loss per share from discontinued operations | - | (0.02) |
| Basic and diluted income (loss) per share | 0.04 | (0.06) |
| Weighted-average number of shares outstanding used in computing basic net income (loss) per share (in millions) | 93.4 | 103.5 |
| Weighted-average number of shares outstanding used in computing diluted net income (loss) per share (in millions) | 93.5 | 103.5 |

The accompanying notes are an integral part of the interim consolidated financial statements.

# Consolidated Statements of Deficit


Emergis

| In millions of Canadian dollars | For the three month period ended March 31, 2006 | For the three month period ended March 31, 2005 |
|---|---|---|
| | (unaudited) | (unaudited) |
| Deficit, beginning of period | (1,223.1) | (1,234.6) |
| Net income (loss) | 3.7 | (5.7) |
| Deficit, end of period | (1,219.4) | (1,240.3) |

The accompanying notes are an integral part of the interim consolidated financial statements.

# Consolidated Balance Sheets


Emergis

| In millions of Canadian dollars | As at March 31, 2006 (unaudited) | As at December 31, 2005 (audited) |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | 108.1 | 77.1 |
| Temporary investments | 19.9 | 59.8 |
| Accounts receivable | 20.4 | 19.1 |
| Future income taxes | - | 0.2 |
| Other current assets | 8.2 | 7.5 |
| | 156.6 | 163.7 |
| Fixed assets | 19.4 | 21.4 |
| Intangible assets | 19.9 | 22.3 |
| Goodwill (Note 6) | 55.2 | 55.8 |
| Other long-term assets | 7.9 | 8.1 |
| | 259.0 | 271.3 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued liabilities (Note 7) | 35.2 | 47.9 |
| Deferred revenue | 1.0 | 1.0 |
| Deferred credits | 0.4 | 0.4 |
| Current portion of long-term debt | 4.7 | 5.1 |
| | 41.3 | 54.4 |
| Deferred credits and other (Note 7) | 6.1 | 6.5 |
| Future income taxes | - | 0.2 |
| Long-term debt | 3.5 | 4.4 |
| | 50.9 | 65.5 |
| **Shareholders' equity** | | |
| Capital stock (Note 5) | 0.1 | 0.1 |
| Contributed surplus (Note 5) | 1,430.0 | 1,430.2 |
| Deferred stock-based compensation (Note 2) | (2.1) | (0.8) |
| Deficit | (1,219.4) | (1,223.1) |
| Foreign currency translation adjustment | (0.5) | (0.6) |
| | 208.1 | 205.8 |
| | 259.0 | 271.3 |

The accompanying notes are an integral part of the interim consolidated financial statements.

# Consolidated Statements of Cash Flows


Emergis

| In millions of Canadian dollars | For the three month period ended March 31, 2006 | For the three month period ended March 31, 2005 |
|---|---|---|
| | (unaudited) | (unaudited) |
| **Operating activities** | | |
| Net income (loss) from continuing operations | 3.7 | (3.9) |
| Depreciation and amortization | 4.5 | 5.9 |
| Loss (gain) on sale of assets | 0.1 | (0.1) |
| Non-cash foreign exchange loss | - | 4.1 |
| Non-cash stock-based compensation (Note 2) | 0.3 | 0.6 |
| Deferred stock-based compensation (Note 2) | (1.5) | (0.3) |
| Other | 0.4 | 0.3 |
| Changes in working capital | (12.8) | (33.6) |
| Cash flows used in operating activities | (5.3) | (27.0) |
| **Investing activities** | | |
| Additions to fixed and intangible assets | (1.6) | (2.8) |
| Temporary investments | 39.9 | - |
| Acquisitions | - | (12.5) |
| Cash from businesses acquired | - | 0.1 |
| Disposal costs and proceeds on sale of businesses | (0.4) | (0.5) |
| Cash flows from (used in) investing activities | 37.9 | (15.7) |
| **Financing activities** | | |
| Repayment of long-term debt | (1.3) | (2.3) |
| Repurchase and issuance of common shares | (0.3) | (1.0) |
| Cash flows used in financing activities | (1.6) | (3.3) |
| Foreign exchange gain on cash held in foreign currencies | - | 0.2 |
| Cash flows from (used in) continuing operations | 31.0 | (45.8) |
| Cash flows used in discontinued operations (Note 4) | - | (3.1) |
| **Cash and cash equivalents** | | |
| Increase (decrease) | 31.0 | (48.9) |
| Balance, beginning of period | 77.1 | 204.8 |
| Balance, end of period | 108.1 | 155.9 |
| **Supplemental disclosure of cash flow information** | | |
| Interest paid | 0.2 | 0.4 |
| Income taxes paid | 0.9 | 0.2 |
| Non-cash investing and financing activities | | |
| Additions to fixed and intangible assets financed | - | 0.2 |

The accompanying notes are an integral part of the interim consolidated financial statements.

# EMERGIS INC.
## NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
## As at March 31, 2006
*In millions of Canadian dollars, except per share data (unaudited)*

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 and the notes thereto in the 2005 Annual Report.

## 1. Summary of significant accounting policies

### Basis of presentation

The interim consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain figures of the prior year have been reclassified to present the eLending U.S. operations as discontinued operations.

### New accounting standards

In 2005, the Canadian Institute of Chartered Accountants (CICA) issued Section 3831 of the Handbook, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. This section requires the recording of non-monetary transactions at the fair value unless the transaction has no commercial substance, is an exchange of inventory, is a non-monetary, non-reciprocal transfer to owners or is not reliably measurable. The adoption of this new section had no impact on the interim consolidated financial statements.

## 2. Stock-based compensation plans

### Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares. Under the Emergis Share Option Plan, the exercise price of the options is set at the closing price of the underlying shares on the last trading day prior to the effective date of the grant. Options vest generally over a four-year period starting in the second year after the grant and expire six years after the grant date, except in the case of certain special grants, as mentioned below.

Under a new employee compensation policy effective in 2005, regular annual stock option grants have been replaced by awards of restricted stock. Stock options may still be granted in certain cases, at hire or otherwise, if so decided by the Board of Directors. In November 2005, the Board awarded a special one-time grant of 361,000 performance-based stock options to certain key employees in connection with the adoption of a three-year strategic plan. Options under this special grant may be exercised at any time on or after February 1, 2009, with the participants being able to purchase up to 100% of the total number of optioned shares only if the following two conditions are met: a) the compound annual growth rate for either the Company's total revenue or the Health segment's revenue achieves a certain threshold over the next three years compared to the 2005 actual results and b) at the time of exercise, the closing price of Emergis shares on The Toronto Stock Exchange must have met or exceeded a target price threshold of $8 for at least 21 consecutive trading days during the 12 month-period preceding the date of exercise. The options expire on December 31, 2010.

*In millions of Canadian dollars, except per share data (unaudited)*

## 2. Stock-based compensation plans (continued)

The Company employs the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. To value the stock options, the Company uses the binomial model for the performance-based stock options and the Black-Scholes option-pricing model for all other stock options. On July 2, 2004, following a $1.45 special cash distribution to shareholders on June 30, 2004, the Company reduced the exercise price for all then outstanding options by $1.47, using a formula prescribed by The Toronto Stock Exchange. No options were granted during the quarter ended March 31, 2006. The Company recorded an expense of $0.1 million for the three-month period ended March 31, 2006 ($0.5 million for the three-month period ended March 31, 2005) for outstanding options granted after December 31, 2002.

| Stock option plans | Options |
|---|---|
| Stock option plans for common shares at prices ranging from $3.13 to $93.43 per share and expiry dates of up to 2011 | 1,892,747 |

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair-value based method of accounting for awards granted in 2002.

| | For the three-month period ended March 31 | |
|---|---|---|
| | 2006 | 2005 |
| Net income (loss), as reported | **3.7** | (5.7) |
| Adjustment to net income (loss) | **(0.1)** | (0.6) |
| Pro forma net income (loss) | **3.6** | (6.3) |
| Pro forma basic and diluted income (loss) per share ($) | **0.04** | (0.06) |

### Restricted stock plan

In September 2004, the Board of Directors adopted a restricted stock plan for employees. Under the terms of this plan, the Company, on certain specific dates, funds the purchase of Emergis shares which are held in trust to be released to employees upon fulfilment of a vesting condition. In February 2006, the Company transferred $1.5 million to the plan trustee for the purchase of Emergis shares. Compensation expense related to the restricted stock plan amounted to $0.2 million for the three-month period ended March 31, 2006. Included in shareholders' equity is the related deferred stock-based compensation balance in the amount of $2.1 million as at March 31, 2006.

*In millions of Canadian dollars, except per share data (unaudited)*

## 3. Income from contract settlements

In December 2004, the Company received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005. For the three-month period ended March 31, 2005, the Company recorded $0.9 million in revenue for transition services and $1.2 million as a contract settlement. The balance of $2.1 million was recognized in the second quarter of 2005.

## 4. Discontinued operations

In March 2004, the Company completed the sale of its Preferred Provider Organization (PPO) and care management businesses, representing its U.S. Health operations. In May 2005, the Company completed the sale of its eLending U.S. operations.

The results of operations and cash flows of the U.S. Health and eLending U.S. operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements.

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows for the three-month period ended:

| | March 31, 2005 |
|---|---|
| | eLending U.S. |
| **Revenue** | 0.8 |
| Direct costs | 0.6 |
| Gross margin | 0.2 |
| **Expenses** | |
| Operations | 0.4 |
| Sales and marketing | 0.5 |
| Research and development, net | - |
| General and administrative | 0.4 |
| | 1.3 |
| **Loss before under-noted items** | (1.1) |
| Depreciation | 0.1 |
| Amortization of intangible assets | 0.6 |
| Loss on sale of assets held for sale | - |
| Loss before income taxes | (1.8) |
| Income taxes | - |
| **Net loss from discontinued operations** | (1.8) |

*In millions of Canadian dollars, except per share data (unaudited)*

## 4. Discontinued operations (continued)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows for the three-month period ended:

| | March 31, 2005 |
|---|---|
| Operating activities | (3.2) |
| Investing activities | - |
| Financing activities | - |
| Foreign exchange loss on cash held in foreign currencies | 0.1 |
| Cash flows used in discontinued operations | (3.1) |

### MultiPlan complaint

The Company provided an indemnity to the purchaser in the sales agreement regarding the PPO business. The indemnity covers principally any breach of representations and warranties, and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. The Company's representations and warranties were in force until the end of April 2005, except for claims made before such time and tax and certain other representations which remain in force until the expiry of the applicable statute of limitations.

In April 2005, MultiPlan, Inc., the purchaser of the PPO business filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has advised the Company that it has settled these hospital claims for an amount of US$750,000. The Company filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, the Company will retain all factual and other defences to the complaint. The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position.

*In millions of Canadian dollars, except per share data (unaudited)*

## 5. Equity components

The stated capital stock and contributed surplus as at March 31, 2006 are detailed as follows:

| Capital stock | Number of shares | Issued and fully paid |
|---|---|---|
| Balance at January 1, 2006 | 93,408,677 | 0.1 |
| Issue of common shares (a) | 375 | - |
| Repurchase of common shares (b) | (64,500) | - |
| Balance at March 31, 2006 | 93,344,552 | 0.1 |

| Contributed surplus | |
|---|---|
| Balance at January 1, 2006 | 1,430.2 |
| Repurchase of common shares (b) | (0.3) |
| Amount related to stock-based compensation (c) | 0.1 |
| Balance at March 31, 2006 | 1,430.0 |

(a) 375 stock options were exercised to purchase 375 common shares for cash consideration of $2 thousand.

(b) Under the terms of a normal course issuer bid in effect as of March 2, 2006, the Company repurchased 64,500 shares for total consideration of $0.3 million, including related expenses. All 64,500 shares were settled, paid and cancelled as at March 31, 2006. This amount reduced contributed surplus.

(c) During the three-month period ended March 31, 2006, the Company expensed $0.1 million relating to stock options. This amount was attributed to contributed surplus.

### Normal course issuer bid

Following the expiry of a normal course issuer bid on February 15, 2006, the Company initiated a second normal course issuer bid on March 2, 2006 through the facilities of The Toronto Stock Exchange. Purchases made pursuant to the bid will not exceed 5,970,000 common shares, representing approximately 10% of the public float as at February 17, 2006. The common shares acquired pursuant to the bid will be cancelled. Purchases under the bid may continue until March 1, 2007, unless terminated earlier. During the three-month period ended March 31, 2006, the Company repurchased 64,500 shares under the second bid for total consideration of $0.3 million, including related expenses. These shares were all settled, paid and cancelled in the quarter. No purchases were made during the quarter under the first bid.

## 6. Acquisition

### National Data Corporation of Canada

In March 2005, the Company acquired all the issued and outstanding shares of National Data Corporation of Canada, for total consideration of $14.3 million, including transaction costs, subject to certain conditions. In March 2006, the purchase price was reduced by $0.6 million as a result of successful post-closing indemnification claims by the Company. The reduction was recorded against goodwill.

*In millions of Canadian dollars, except per share data (unaudited)*

## 7. Restructuring and other charges

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at March 31, 2006.

| | 2004 | 2003 and 2002 | Total |
|---|---|---|---|
| Balance, as at January 1, 2006 | 3.5 | 2.9 | 6.4 |
| Payments made for the three-month period | (1.0) | (0.1) | (1.1) |
| Balance, as at March 31, 2006 | 2.5 | 2.8 | 5.3 |

The balance of the restructuring provisions as at March 31, 2006 was $5.3 million, of which $2.8 million is included in accounts payable and accrued liabilities, and $2.5 million is included in long-term deferred credits and other.

## 8. Net income (loss) per share

The reconciliation of diluted net income (loss) from continuing operations and net income (loss) per share for the three-month periods ended March 31 are presented below:

| | For the three-month period ended March 31, 2006 | | | For the three-month period ended March 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Net income (loss) (numerator) | Number of shares (denominator) | Per share amount ($) | Net (loss) income (numerator) | Number of shares (denominator) | Per share amount ($) |
| Net income (loss) from continuing operations attributable to common shareholders | 3.7 | 93,392,646 | 0.04 | (3.9) | 103,531,318 | (0.04) |
| Dilutive options | | 151,230 | | | (a) | |
| Net income (loss) from continuing operations attributable to common shareholders and assumed conversions | 3.7 | 93,543,876 | 0.04 | (3.9) | 103,531,318 | (0.04) |
| Net income (loss) attributable to common shareholders | 3.7 | 93,392,646 | 0.04 | (5.7) | 103,531,318 | (0.06) |
| Dilutive options | | 151,230 | | | (a) | |
| Net income (loss) attributable to common shareholders and assumed conversions | 3.7 | 93,543,876 | 0.04 | (5.7) | 103,531,318 | (0.06) |

(a): No dilutive effect on loss from continuing operations or net loss.

## 8. Net income (loss) per share (continued)

The following securities were excluded from the calculation of diluted net income (loss) from continuing operations per share and net income (loss) per share as their effect would have been anti-dilutive or because the average market value of the underlying shares was less than the exercise price of the securities.

| | For the three-month period ended March 31 | |
|---|---|---|
| (number of shares) | 2006 | 2005 |
| Non-dilutive options | **1,238,372** | 2,235,882 |
| Dilutive options | - | 1,921 |

## 9. Operating segment information

The Company currently operates under two reporting segments - Health and Finance.

**Health:** The Company's main business activities in the health segment are the adjudication of drug claims and the transport of drug and dental claims primarily on behalf of Canadian insurance companies. The Company also operates a claims processing platform that was developed for the largest workers' compensation board in the country. On the health care provider side the Company delivers pharmacy management solutions that automate the prescription fulfilment process and in-store operations. The Company is also developing a secure medical claims adjudication solution for the British Columbia Ministry of Health Services and is actively pursuing other government opportunities in the health sector, including those created by electronic health record and drug information projects.

**Finance:** This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. The focus of this business segment is on cash management solutions, the electronic processing and registration of loan documents, and debit and credit card authorizations.

**Non-core:** Non-core operations ceased as of June 30, 2004.

*In millions of Canadian dollars, except per share data (unaudited)*

## 9. Operating segment information (continued)

The table below shows the continuing operations and goodwill of each of the segments:

| | For the three-month period ended March 31 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Health | | Finance | | Non-core | | Total | |
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| Revenue | 24.9 | 21.4 | 15.4 | 17.1 | - | - | 40.3 | 38.5 |
| Direct costs | 4.7 | 4.6 | 1.8 | 2.3 | (0.1) | - | 6.4 | 6.9 |
| Gross margin | 20.2 | 16.8 | 13.6 | 14.8 | 0.1 | - | 33.9 | 31.6 |
| EBITDA [1] | 4.3 | 4.4 | 3.2 | 2.5 | 0.2 | - | 7.7 | 6.9 |
| Goodwill as at March 31 | 43.9 | 42.4 | 11.3 | 14.1 | - | - | 55.2 | 56.5 |

[1] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies. All of the Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

### Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations:

| | For the three-month period ended March 31 | | | |
|---|---|---|---|---|
| **Revenue** | 2006 | | 2005 | |
| Canada | 37.7 | 94% | 33.3 | 86% |
| United States | 2.6 | 6% | 5.2 | 14% |
| Total | 40.3 | 100% | 38.5 | 100% |

*In millions of Canadian dollars, except per share data (unaudited)*

## 10. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the Accounting Guideline AcG-14 Disclosure of Guarantees definition of a guarantee. These guarantees or indemnities are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

### Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company usually provides certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at March 31, 2006, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $79.4 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made no later than July 1, 2007, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. Other than the Multiplan complaint referred to in Note 4 above, there are no outstanding claims under these guarantees. An amount of $0.7 million has been accrued on the consolidated balance sheet as at March 31, 2006 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

### Other indemnification agreements

In addition, the Company provides indemnities to other parties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the other parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the other parties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay other parties. While some of the agreements specify a maximum potential exposure based on fees paid by other parties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the period ended March 31, 2006. Historically, the Company has not made any significant payments under such indemnification agreements.

## 11. Subsequent event

In April 2006, the Company received the second and final cash payment of US$6.3 million (C$7.1 million) relating to an arrangement in connection with the sale of its former U.S. Health subsidiary. The subsidiary held options to purchase shares of a publicly traded company. While these options remained in the subsidiary when it was sold, the sales agreement included a price adjustment that allowed the Company to retain the economic benefit associated with the exercise of the options or the purchase of the options by a third party. In this arrangement, the Company had previously received the first cash payment of US$9.0 million (C$10.9 million) in the second quarter of 2005. The final payment will be recorded as a gain on sale and will be included in income from discontinued operations in the Company's financial results for the second quarter of 2006.

# EMERGIS INC.

## Management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2006

This management's discussion and analysis (MD&A) provides our review of the Company's performance and financial condition and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the first quarter of 2006 and 2005, with the MD&A in the 2005 Annual Report including the section on risks and uncertainties, with the audited consolidated financial statements for 2005 and the notes thereto in the 2005 Annual Report filed on the SEDAR website at www.sedar.com and available on our website at www.emergis.com. The risk factors set out in the MD&A in our 2005 Annual Report and in our 2005 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

### Caution regarding forward-looking statements

Certain information in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this MD&A describes our expectations as at April 28, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, amongst others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this MD&A, we do not assume any significant acquisitions, dispositions or one-time items. We do assume however the renewal of certain customer contracts. Every year,

Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in our 2005 Annual Report and to our 2005 Annual Information Form (risks and uncertainties) filed with the Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS OUR EXPECTATIONS AS AT APRIL 28, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, WE EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

## Definitions

**Recurring and non-recurring revenue:** Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, cash management, electronic processing and registration of loan documents, and electronic document exchange. Recurring revenue also includes hardware sales, pharmacy software license fees, fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees, and interest earned on amounts held on behalf of customers and third-parties. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for customers, and one-time software and patent license fees.

Our revenue recognition policy is disclosed in Note 2 to our 2005 consolidated financial statements found in the 2005 Annual Report.

**One-time items:** One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax rate adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

### Non-GAAP financial measures

**EBITDA**: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles EBITDA excluding one-time items to EBITDA:

| | Q1 2006 | Q1 2005 |
|---|---|---|
| EBITDA excluding one-time items | 7.7 | 5.7 |
| Income from contract settlements | - | 1.2 |
| EBITDA | 7.7 | 6.9 |

**Net income (loss) from continuing operations excluding one-time items**: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

| | Q1 2006 | Q1 2005 |
|---|---|---|
| Net income (loss) from continuing operations excluding one-time items | 3.7 | (5.1) |
| Income from contract settlements | - | 1.2 |
| Net income (loss) from continuing operations | 3.7 | (3.9) |

## Financial highlights

### Consolidated statements of earnings

*Three months ended March 31, 2006 compared to the three months ended March 31, 2005*

- Total revenue was $40.3 million in 2006 compared to $38.5 million in 2005 mainly due to higher Health revenue, partially offset by lower Finance revenue.
- Revenue derived from recurring sources decreased from 95% in 2005 to 91% in 2006 mainly due to an increase in professional services revenue in our Finance segment.
- Health revenue grew by 16% in 2006 in comparison to 2005 due to acquisitions in claims transport and pharmacy management services and organic growth mainly in claims adjudication services. These increases were partly offset by the expiry of a claims transport contract in December 31, 2005.

- Finance revenue decreased by 10% in 2006 in comparison to 2005 mainly due to the wind-down of the commercial operations of our eInvoicing solution, partly offset by an increase in professional services revenue related to cash management activities.
- EBITDA excluding one-time items was $7.7 million in 2006 compared to $5.7 million in 2005. This was as a result of organic revenue growth and our cost containment efforts. The increase was partly offset by the expiry of certain eInvoicing contracts in 2005.
- Reported net income from continuing operations was $3.7 million or $0.04 per share in 2006 compared to a loss of $(3.9) million or $(0.04) per share in 2005. This increase was mainly due to the absence in 2006 of a foreign exchange loss present in 2005 related to a reduction in the net investment in foreign subsidiaries, lower depreciation, and improvement in overall profitability.
- Total net income was $3.7 million or $0.04 per share in 2006 compared to a total net loss of $(5.7) million or $(0.06) per share in 2005.

Consolidated balance sheets

*March 31, 2006 compared to December 31, 2005*

- Cash, cash equivalents and temporary investments on hand as at March 31, 2006 were $128.0 million compared to $136.9 million as at December 31, 2005. This decrease was mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our 2005 employee incentive plans.
- Our balance sheet reflects a current ratio (ratio of current assets to current liabilities) of 3.8 times in March 2006, compared to 3.0 times in December 2005, and positive working capital of $115.3 million compared to $109.3 million in 2005. The decrease in current assets from $163.7 million in 2005 to $156.6 million in 2006 is mainly attributable to the change in cash, cash equivalents and temporary investments noted above. Current liabilities decreased from $54.4 million in 2005 to $41.3 million in 2006 due to reductions in accounts payable and accrued liabilities and the repayment of long-term debt.

Consolidated statements of cash flows

*Three months ended March 31, 2006 compared to the three months ended March 31, 2005*

- Use of cash in operating activities in 2006 decreased to $5.3 million from $27.0 million in 2005, mainly due to changes in working capital accounts.
- Cash flows from investing activities resulted in a net inflow of $37.9 million in 2006, of which $39.9 million related to temporary investments which matured in the current period. In 2005, an outflow of $15.7 million was mainly due to disbursements of $12.1 million related to the acquisition of NDCHealth Corporation's Canadian claims transport business.
- Cash flows used in financing activities resulted in a net outflow of $1.6 million in 2006 compared to a net outflow of $3.3 million in 2005.

## Corporate highlights

### Normal course issuer bid

Following the expiry on February 15, 2006 of a normal course issuer bid (NCIB) initiated on February 16, 2005 under which we purchased 4,112,182 common shares, we initiated a second NCIB through the facilities of the Toronto Stock Exchange (TSX). We believe that the purchase of our common shares represents an appropriate use of a portion of our available funds in light of their current trading price. Purchases made pursuant to the bid will not exceed 5,970,000 common shares, representing approximately 10% of the public float as at February 17, 2006, and will be made during the one year period from March 2, 2006 to March 1, 2007. The common shares acquired pursuant to the bid will be cancelled. As at April 28, 2006, 64,500 common shares were repurchased under the second bid at an average price of $4.90 per share for an aggregate cost, including related expenses, of $0.3 million. These shares were cancelled in March 2006. No purchases were made during the quarter under the first bid.

## Results of operations

### Revenue for the quarter

### Revenue by customer segment

*Three months ended March 31, 2006 compared to the three months ended March 31, 2005*

| | | | | 2006 | | | | 2005 |
|---|---|---|---|---|---|---|---|---|
| | Recurring | Non-Recurring | Total | % of total | Recurring | Non-recurring | Total | % of total |
| Health | 23.7 | 1.2 | 24.9 | 62 | 20.6 | 0.8 | 21.4 | 56 |
| Finance | 13.0 | 2.4 | 15.4 | 38 | 15.9 | 1.2 | 17.1 | 44 |
| Total | 36.7 | 3.6 | 40.3 | 100 | 36.5 | 2.0 | 38.5 | 100 |

Total revenue generated in 2006 was $40.3 million compared to $38.5 million in 2005. Recurring revenue increased to $36.7 million from $36.5 million stemming from growth in the Health segment, partly offset by a decline in the Finance segment. Recurring revenue represented 91% of total revenue in 2006, a decrease from 95% in 2005, mainly due to an increase in professional services revenue.

U.S. sourced revenue decreased to 6% of total revenue in 2006 from 14% in 2005, mainly due to the wind-down of the commercial operations of our eInvoicing solution.

**Health:** Health revenue grew by 16% in 2006 in comparison to 2005 due to acquisitions in claims transport and pharmacy management services and organic growth mainly in claims adjudication services. These increases were partly offset by the expiry of a claims transport contract in December 31, 2005. Recurring revenue in Health represented 95% of total Health revenue in 2006, a level comparable to 2005.

**Finance:** Finance revenue decreased by 10% in 2006 in comparison to 2005 mainly due to the wind-down of the commercial operations of our eInvoicing solution, partly offset by an increase in professional services revenue related to cash management activities. Recurring revenue in Finance represented 84% of total Finance revenue, a decrease from 93% in 2005, mainly due to these same items.

## Income from contract settlements

In the first quarter of 2005, we recorded $1.2 million in income from a contract settlement related to the early termination of a service and software license agreement.

## Direct costs and gross margin

*Three months ended March 31, 2006 compared to the three months ended March 31, 2005*

| | Health | | Finance | | Non-core | | Total | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| Revenue | 24.9 | 21.4 | 15.4 | 17.1 | - | - | 40.3 | 38.5 |
| Direct costs | 4.7 | 4.6 | 1.8 | 2.3 | (0.1) | - | 6.4 | 6.9 |
| Gross margin | 20.2 | 16.8 | 13.6 | 14.8 | 0.1 | - | 33.9 | 31.6 |
| Gross margin % | 81% | 79% | 88% | 87% | - | - | 84% | 82% |

Direct costs include telecommunications costs relating to services provided to customers, the cost of products or services purchased specifically for customer projects, royalties payable to third parties pertaining to certain products and personnel costs for the installation and integration of specific customer projects directly related to revenue.

For the quarter, the increase in the Health gross margin from 79% to 81% was mainly due to the expiry of a low-margin claims transport contract and our cost containment efforts. This increase was partly offset by acquisitions which had higher direct costs associated with them. The gross margin in the Finance segment was 88% in 2006, a level similar to that in 2005.

## Operating expenses

*Three months ended March 31, 2006 compared to three months ended March 31, 2005*

| | 2006 | % of revenue | 2005 | % of revenue |
|---|---|---|---|---|
| Operations | 10.8 | 27 | 10.4 | 27 |
| Sales and marketing | 4.5 | 11 | 4.2 | 11 |
| Research and development | 6.8 | 17 | 6.6 | 17 |
| General and administrative | 4.1 | 10 | 4.7 | 12 |
| Total | 26.2 | 65 | 25.9 | 67 |
| Employees - continuing operations, end of quarter | 840 | | 842 | |

**Operations:** Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, telecommunications costs, and facilities costs associated with each line of business. Expense levels increased mainly due to acquisitions, partly offset by reductions in software maintenance costs.

**Sales and marketing:** Sales and marketing expenses consist primarily of personnel-related costs, as well as consultancy, promotional, trade show and other expenses related to the development of active and future solutions. Expenses have increased mainly due to acquisitions.

**Research and development**: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Expenses have increased mainly due to acquisitions. Additional development expenses related to our medical and dental claims adjudication activities were offset by lower development expenses incurred in our mortgage contract processing activities.

**General and administrative**: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. Expenses have decreased mainly due to our cost containment efforts and the settlement of a dispute with an existing electronic document exchange customer which resulted in a net accrual reversal of $0.5 million. This decrease was partly offset by the absence in 2006 of reductions in certain contingency provisions present in 2005.

**Workforce**: Total employees related to continuing operations decreased from 842 as at March 31, 2005 to 840 as at March 31, 2006.

## EBITDA

*Three months ended March 31, 2006 compared to three months ended March 31, 2005*

| | 2006 | Margin % | 2005 | Margin % |
|---|---|---|---|---|
| Health | **4.3** | **17** | 4.4 | 21 |
| Finance | **3.2** | **21** | 1.3 | 8 |
| Total core | **7.5** | **19** | 5.7 | 15 |
| Non-core | **0.2** | **-** | - | - |
| Sub-total excluding one-time items: | **7.7** | **19** | 5.7 | 15 |
| Income from contract settlements | **-** | | 1.2 | |
| Total | **7.7** | **19** | 6.9 | 18 |

**Health**: Health EBITDA decreased mainly due to increased development expenses related to our medical and dental claims adjudication activities and an increase in the proportion of general, administrative and other overhead expenses allocated to our Health segment relative to our Finance segment. This allocation is determined annually on the basis of budgeted revenue. These expense increases were almost entirely offset by the contribution generated from the organic revenue growth in claims adjudication activities.

**Finance**: Finance EBITDA increased as a result of our cost containment efforts, contribution generated from incremental professional services revenue, and a decrease in the proportion of general, administrative and other overhead expenses allocated to our Finance segment relative to our Health segment. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of our eInvoicing solution.

**Non-core**: Non-core EBITDA was due to a reduction in direct and operations costs resulting from the reversal of certain tax provisions.

## Other expenses

*Three months ended March 31, 2006 compared to the three months ended March 31, 2005*

| | 2006 | 2005 |
|---|---|---|
| Total EBITDA before under-noted items | 7.7 | 6.9 |
| Depreciation | 2.1 | 3.4 |
| Amortization of intangible assets | 2.4 | 2.5 |
| Interest income | (1.0) | (0.9) |
| Interest on long-term debt | 0.2 | 0.4 |
| Loss (gain) on sale of assets | 0.1 | (0.1) |
| Loss on foreign exchange | - | 5.2 |
| Income (loss) from continuing operations before income taxes | 3.9 | (3.6) |
| Income taxes | 0.2 | 0.3 |
| Net income (loss) from continuing operations | 3.7 | (3.9) |
| Loss from discontinued operations | - | (1.8) |
| **Net income (loss)** | 3.7 | (5.7) |
| Basic and diluted earnings (loss) per share from continuing operations | 0.04 | (0.04) |
| Basic and diluted loss per share from discontinued operations | - | (0.02) |
| Basic and diluted earnings (loss) per share | 0.04 | (0.06) |

**Depreciation**: Depreciation expense decreased as a result of lower capital spending.

**Amortization of intangible assets**: Amortization of intangibles decreased mainly as a result of certain intangibles becoming fully amortized during the course of 2005, partially offset by the amortization of customer relationships from the acquisition of NDCHealth Corporation's Canadian claims transport and pharmacy systems businesses.

**Interest income**: Interest income increased mainly due to higher interest rates on temporary investments.

**Interest on long-term debt**: Interest on long-term debt decreased due to lower outstanding debt in 2006 compared to 2005.

**Loss on foreign exchange**: The foreign exchange loss in 2005 related primarily to a reduction in the net investment in foreign subsidiaries.

### Net Income (loss) from continuing operations

Net income from continuing operations for the quarter totaled $3.7 million or $0.04 per share on a fully diluted basis in 2006, compared to a loss of $(3.9) million or $(0.04) per share on a fully diluted basis in 2005. This increase was mainly due to the absence in 2006 of a foreign exchange loss present in 2005 related primarily to a reduction in the net investment in foreign subsidiaries, lower depreciation, and improvement in overall profitability.

Excluding one-time items, the net loss from continuing operations in 2005 was $(5.1) million or $(0.05) per share. There were no one-time items in the current period.

### Discontinued operations

In 2005, discontinued operations, which included our former eLending U.S. operations, generated a net loss of $(1.8) million. Details regarding the statements of earnings for these discontinued operations can be found in Note 4 to our unaudited interim consolidated financial statements.

### Net income (loss)

Net income for the quarter was $3.7 million or $0.04 per share, compared to a net loss of $(5.7) million or $(0.06) per share reported in 2005. The improvement was mainly attributable to the existence, in 2005, of a foreign exchange loss and a net loss from discontinued operations, coupled with lower depreciation and improvement in overall profitability in 2006.

### Liquidity and capital resources

The table below sets forth a summary of cash flow activity and should be read in conjunction with our interim unaudited consolidated statements of cash flows.

*Three months ended March 31, 2006 compared to the three months ended March 31, 2005*

| | **2006** | 2005 |
|---|---|---|
| Cash flows used in operating activities | **(5.3)** | (27.0) |
| Cash flows from (used in) investing activities | **37.9** | (15.7) |
| Cash flows used in financing activities | **(1.6)** | (3.3) |
| Other | - | 0.2 |
| Increase (decrease) in continuing cash position | **31.0** | (45.8) |
| Cash flow used in discontinued operations | - | (3.1) |
| Increase (decrease) in cash position | **31.0** | (48.9) |
| Cash and cash equivalents, beginning of period | **77.1** | 204.8 |
| Cash and cash equivalents, end of period | **108.1** | 155.9 |
| Temporary investments, end of period | **19.9** | - |
| Cash, cash equivalents and temporary investments, end of period | **128.0** | 155.9 |

As at March 31, 2006 we had $128.0 million in cash, cash equivalents and temporary investments compared to $155.9 million as at March 31, 2005. The decrease was mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Also contributing to the decrease in cash was the repurchase of shares through a substantial issuer bid initiated by the company and two NCIBs. Cash disbursements were partly offset by cash received in May and November 2005 from the sale of our eLending U.S. operations. We also received US$9.0 million (C$10.9 million) in cash in April 2005 as an adjustment to the sale price for our U.S Health operations.

We had access to unused lines of credit totaling $8.0 million at March 31, 2006 ($8.0 million at December 31, 2005). At March 31, 2006, an amount of $4.4 million ($4.4 million at December 31, 2005), representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

### Operating activities

Operating activities resulted in a net outflow of $5.3 million compared to a net outflow of $27.0 million in 2005. Excluding working capital, we generated a cash inflow of $7.5 million in 2006 compared to a cash inflow of $6.6 million in 2005.

### Investing activities

For the current quarter, cash flows from investing activities resulted in a net inflow of $37.9 million of which $39.9 million related to the maturity of temporary investments. This increase was partly offset by the payment of a 2005 capital expenditure of $1.3 million and the purchase of capital assets of $0.3 million in the current quarter. In 2005, an outflow of $15.7 million was mainly due to disbursements of $12.1 million related to the acquisition of NDCHealth Corporation's Canadian claims transport business and $2.8 million related to additions to capital assets.

### Financing activities

Cash flows used in financing activities resulted in a net outflow of $1.6 million in 2006, of which $1.3 million was attributable to the repayment of long-term debt. Purchases under the current NCIB totaled $0.3 million. In 2005, funds used in financing activities amounted to $3.3 million, of which $2.3 million was due to the repayment of long-term debt. Costs related to the purchase of common shares under the previous NCIB amounted to $1.0 million.

### Discontinued operations

Cash flows used in discontinued operations were $3.1 million in 2005. These cash flows related to our eLending U.S. operations which were sold in the second quarter of 2005.

### Financial instruments

Our principal financial instruments included cash and cash equivalents, temporary investments, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries fixed rates of interest and consists mainly of capital leases.

### Off-balance sheet arrangements

In the context of business dispositions or the sale of assets, we usually provide certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at March 31, 2006, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $79.4 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made no later than July 1, 2007, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. Other than the Multiplan complaint referred to below, there are no outstanding claims under these guarantees. An amount of $0.7 million has been accrued on the consolidated balance sheet as at March 31, 2006 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

We had $62.6 million in funds in transit as at March 31, 2006 ($60.6 million as at December 31, 2005) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf and which are payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to us as they are held in trust. We act as a paying agent.

Through our acquisition of Gestion InfoPharm, we assumed non-interest-bearing loans of $3.9 million, of which $2.4 million was repaid in December 2005. The balance of $1.5 million is repayable in May 2006. Concurrently, we assumed matching notes bearing interest of 6.35% and maturing in May 2006 for the $1.5 million loan and 5.5% on the $2.4 million loan which matured in December 2005. These matching notes have been pledged as security for the loans. As these pledged notes satisfy in full the required principal payments, the loans have been compensated and both the loans and the notes have been presented on a net basis on our consolidated balance sheet.

### Outstanding securities

As at April 28, 2006, we had 93,344,552 common shares outstanding and 1,874,597 options granted. The options are exercisable on a one-for-one basis into common shares.

## Additional Information

**MultiPlan complaint:** In April 2005, MultiPlan, Inc., the purchaser of our former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has advised us that it has settled these hospital claims for an amount of US$750,000. We filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, we will retain all factual and other defences to the complaint. We remain of the view that the allegations are without merit and are taking all appropriate actions to vigorously defend our position.

## Subsequent event

In April 2006, we received the second and final cash payment of US$6.3 million (C$7.1 million) relating to an arrangement in connection with the sale of our former U.S. Health subsidiary. The subsidiary held options to purchase shares of a publicly traded company. While these options remained in the subsidiary when it was sold, the sales agreement included a price adjustment that allowed us to retain the economic benefit associated with the exercise of the options or the purchase of the options by a third party. In this arrangement, we had previously received the first cash payment of US$9.0 million (C$10.9 million) in the second quarter of 2005. The final payment will be recorded as a gain on sale and will be included in income from discontinued operations in our financial results for the second quarter of 2006.

## Critical accounting estimates

**About the CICA:** The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2005 consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgement which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement and are based on factors that are highly uncertain.

Our significant accounting policies, except for recently adopted accounting policies noted below, remain substantially unchanged and are herein incorporated by reference to our 2005 consolidated financial statements.

## Recently adopted accounting policies

In 2005, the CICA issued Section 3831 of the Handbook, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. This section requires the recording of non-monetary transactions at the fair value unless the transaction has no commercial substance, is an exchange of inventory, is a non-monetary, non-reciprocal transfer to owners or is not reliably measurable. The adoption of this new section had no impact on the interim consolidated financial statements.

## Outlook

For 2006, we continue to target improvements in revenue, EBITDA and earnings from continuing operations. Targeted 2006 EPS from continuing operations is expected to reflect the improvement in targeted EBITDA, the impact of expected lower depreciation and amortization expenses, and fewer common shares outstanding resulting from the share buy-back programs undertaken in 2005 and 2006.

Transfer agent
CIBC Mellon Trust Company
Telephone: 1 800 387-0825
generalinquiries@cibcmellon.com

Emergis
Investor relations
1000, rue de Sérigny, bureau 600
Longueuil (Québec) J4K 5B1
CANADA
Telephone: 450 928-6000
Toll-free: 1 866 363-7447
Fax: 450 928-6807
ir@emergis.com

Visit the Investor Relations section on
our web site at www.emergis.com


Emergis


Emergis



# >>> Rapport trimestriel aux actionnaires

## Emergis déclare ses résultats du premier trimestre de 2006

- Total des produits d'exploitation de 40,3 M$, en hausse de 5 % par rapport au T1 2005, les produits en santé en hausse de 16 %
- BAIIA de 7,7 M$ avant les éléments non récurrents, hausse de 35 % par rapport au T1 2005
- Marge BAIIA en finance de 21 %
- BPA des activités poursuivies de 0,04 $

**Montréal, le 28 avril 2006** — Emergis inc. (TSX : EME) a annoncé aujourd'hui ses résultats financiers non vérifiés de la période de trois mois terminée le 31 mars 2006. Tous les montants sont exprimés en dollars canadiens, à moins de mention contraire.

« Nous sommes très heureux de la solide performance financière de la Société pour ce trimestre, a indiqué François Côté, président et chef de la direction d'Emergis. Nos activités en santé continuent de progresser avec une hausse de 16 % des produits comparativement à l'an dernier. Le BAIIA en santé reflète ce résultat et des coûts de développement plus élevés comme nous investissons dans de nouvelles plates-formes pour générer des sources additionnelles de revenus. Nos activités en finance progressent très bien également avec une hausse des produits par rapport au quatrième trimestre de 2005 et une amélioration continue du BAIIA. »

Le bénéfice net lié aux activités poursuivies est de 3,7 M$ ou 0,04 $ par action comparativement à une perte nette de (3,9) M$ ou (0,04) $ par action au premier trimestre de 2005. La hausse est attribuable surtout à l'absence d'une perte de change présente en 2005 et à la meilleure performance opérationnelle de la Société. Le chiffre correspondant au quatrième trimestre était 4,8 M$ ou 0,05 $ par action, ce qui incluait l'effet bénéfique d'une contrepassation de certaines charges d'impôts liées à des activités secondaires de 2,2 M$ ou 0,02 $ par action. Une contrepassation similaire, au montant de 0,2 M$ ou 0,00 $ par action, est déclarée pour le trimestre courant. Si on exclut les contrepassations de charges, le bénéfice net lié aux activités poursuivies du premier trimestre de 2006 atteint 3,5 M$ ou 0,04 $ par action comparativement à 2,6 M$ ou 0,03 $ par action au quatrième trimestre de 2005.

Le bénéfice net déclaré est de 3,7 M$ ou 0,04 $ par action comparativement à une perte nette de (5,7) M$ ou (0,06) $ par action au premier trimestre de 2005 et à un bénéfice net de 6,9 M$ ou 0,07 $ par action au quatrième trimestre de 2005. Pour le trimestre courant, il n'y a pas d'apport au bénéfice net déclaré pour des activités abandonnées.



Relevé des produits d'exploitation du trimestre

*Périodes de trois mois terminées les 31 mars 2006, 31 décembre 2005 et 31 mars 2005*
*en millions de dollars canadiens :*

| | T1 2006 | T4 2005 | T1 2005 |
|---|---|---|---|
| Santé | 24,9 | 24,7 | 21,4 |
| Finance | 15,4 | 15,0 | 17,1 |
| **Total des produits** | **40,3** | **39,7** | **38,5** |

- Les produits d'exploitation du trimestre sont de 40,3 M$ comparativement à 38,5 M$ au premier trimestre de 2005 et à 39,7 M$ au quatrième trimestre de 2005. Dans une comparaison sur 12 mois, la croissance des activités en santé a été en partie contrebalancée par les produits en finance moins élevés. Les deux segments ont contribué à la croissance dans une comparaison avec le trimestre précédent.
- Les produits d'exploitation en santé ont augmenté de 16 % sur 12 mois en raison d'acquisitions dans le secteur du transport de demandes de règlement et des systèmes de gestion de pharmacie, et à la croissance organique principalement des activités d'adjudication de demandes de règlement. Ces hausses ont été en partie contrebalancées par le non-renouvellement d'un contrat de transport de demandes de règlement.
- Sur une base trimestrielle séquentielle, la hausse des produits en santé est attribuable surtout à un apport plus élevé des honoraires professionnels et à la croissance organique de l'adjudication de demandes de règlement, en partie contrebalancée par le non-renouvellement du contrat de transport de demandes de règlement.
- Comparativement au premier trimestre de 2005, les produits en finance ont diminué en raison surtout de la réduction progressive des activités commerciales de facturation en ligne de la Société. Le déclin a été contrebalancé en partie par des produits plus élevés d'honoraires professionnels dans le secteur de la gestion de la trésorerie.
- Les produits en finance sont en hausse par rapport au quatrième trimestre de 2005 en raison surtout des produits plus élevés liés à un contrat de services de transition avec postel pour la gestion de son service de présentation de factures webdoxs, et à des honoraires professionnels en gestion de la trésorerie plus élevés. Les hausses ont été atténuées par des produits plus faibles pour des services de transition et des licences de brevet, qui sont tous deux liés à notre solution de facturation en ligne, et par des activités au ralenti en cette saison dans le secteur de l'enregistrement de garanties mobilières. Le contrat de services de transition avec postel a pris fin au cours du trimestre. Aucuns produits supplémentaires importants liés à ce contrat ne sont attendus à l'avenir.

## Relevé du BAIIA[1] du trimestre

*Périodes de trois mois terminées les 31 mars 2006, 31 décembre 2005 et 31 mars 2005, en millions de dollars canadiens :*

| | T1 2006 | T4 2005 | T1 2005 |
|---|---|---|---|
| Santé | 4,3 | 4,6 | 4,4 |
| Finance | 3,2 | 1,7 | 1,3 |
| De base | 7,5 | 6,3 | 5,7 |
| Secondaires | 0,2 | 2,2 | 0,0 |
| **BAIIA avant :** | **7,7** | **8,5** | **5,7** |
| Règlements de contrats en finance | - | - | 1,2 |
| Frais de restructuration et autres frais | - | - | - |
| **Total du BAIIA** | **7,7** | **8,5** | **6,9** |

- Le BAIIA est de 7,7 M$ (19 % des produits), en hausse par rapport à 5,7 M$ (15 %) avant les éléments non récurrents générés au premier trimestre de 2005, reflétant un apport plus élevé des activités en finance. Comparativement au quatrième trimestre de 2005, le BAIIA est en baisse par rapport à 8,5 M$, en raison de l'absence d'une contrepassation importante de charges d'impôts liée à des activités secondaires qui était présente au quatrième trimestre de 2005 et qui a été en partie contrebalancée par un apport substantiellement plus élevé des activités en finance.
- Le BAIIA en santé est de 4,3 M$ (17 % des produits en santé) comparativement à 4,4 M$ (21 %) au premier trimestre de 2005 et à 4,6 M$ (19 %) au quatrième trimestre de 2005. Les deux écarts sont attribuables surtout à la hausse des dépenses en développement lié à l'adjudication de demandes de règlement de soins médicaux et dentaires et aux systèmes d'information sur les médicaments, ainsi qu'à une hausse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Santé par rapport au segment Finance. Ces hausses de dépenses ont été à peu près contrebalancées par une contribution plus élevée générée par suite de la croissance organique des produits dans le secteur de l'adjudication de demandes de règlement.
- Le segment Finance a contribué 3,2 M$ au BAIIA (21 % des produits en finance) comparativement à 1,3 M$ (8 %) au premier trimestre de 2005 et à 1,7 M$ (11 %) au quatrième trimestre de 2005. La hausse sur 12 mois reflète les efforts de compression des coûts de la Société, des honoraires professionnels plus élevés et la baisse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Finance par rapport au segment Santé. Cette hausse a été en partie contrebalancée par la perte de contribution résultant de la réduction progressive des activités commerciales de la solution de facturation en ligne de la Société.

[1] Le BAIIA utilisé dans le présent communiqué de presse n'a pas de définition normalisée selon les principes comptables généralement reconnus du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés ouvertes. La Société le définit comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, le gain ou la perte de change, les autres produits ou charges ainsi que les impôts sur les bénéfices. Aucune conciliation n'est fournie dans les états financiers consolidés intermédiaires. Le BAIIA est présenté de manière uniforme d'une période à l'autre et il concorde, sur une base consolidée, avec le montant indiqué dans l'état consolidé des résultats au poste « Bénéfice (perte) avant les éléments suivants » des états des résultats consolidés.

- Dans une comparaison trimestrielle séquentielle du BAIIA en finance, une baisse de la proportion des dépenses générales, administratives et des frais généraux affectée à notre segment Finance par rapport à notre segment Santé, jumelée à des contributions plus élevés des services de transition webdoxs et des honoraires professionnels liés aux activités de gestion de la trésorerie ont entraîné la hausse appréciable du BAIIA en finance.
- Les activités secondaires ont cessé le 30 juin 2004. Toutefois, tant au premier trimestre de 2006 qu'au quatrième trimestre de 2005, la Société a contrepassé des charges d'impôt liées aux activités secondaires.

### Situation financière au 31 mars

L'encaisse à la fin du trimestre, si on inclut les placements temporaires, était de 128,0 M$ comparativement à 136,9 M$ au 31 décembre 2005, reflétant des décaissements liés à la réduction des comptes créditeurs et des charges à payer, ce qui a été en partie contrebalancé par un flux positif de trésorerie lié à l'exploitation avant le fonds de roulement.

## Faits saillants de l'exploitation

Renouvellement des contrats avec ClaimSecure et Green Shield

La Société a renouvelé ses contrats de réseau avec ClaimSecure Inc. et Green Shield Canada pour les demandes de règlement de médicaments et de soins dentaires pour une période de trois ans. ClaimSecure et Green Shield utilisent le vaste réseau d'Emergis pour le transport électronique des demandes de règlement émanant des pharmaciens et des dentistes vers leurs systèmes d'adjudication respectifs.

Banque Nationale offre le service de déclaration et de paiement d'impôts en ligne de Can-Act

Dans le cadre d'une entente de cinq ans avec la Banque Nationale du Canada, la filiale en propriété exclusive d'Emergis, Can-Act Payment Services Inc., offre maintenant aux clients d'affaires de la banque la capacité de déclarer et de payer leurs impôts par voie électronique en toute sécurité aux ministères et aux agences gouvernementales de la Colombie-Britannique, d'Alberta, de Saskatchewan, d'Ontario et de Nouvelle-Écosse. Ces types de transaction ont été ajoutés aux transactions avec les ministères fédéraux et québécois que la Banque Nationale offrait déjà à ses clients.

Licence de facturation en ligne

La Société a conclu deux nouvelles ententes de licence pour l'utilisation de son brevet technologique de facturation et de paiement en ligne à Nuvox Communications et à Midwest Energy, Inc., toutes deux basées aux États-Unis.

Fin du contrat de services de transition webdoxs

Les activités d'Emergis liées à l'exploitation de la solution de présentation de factures aux consommateurs webdoxs ont été transférées à postel en mars 2006. Aucuns produits supplémentaires importants pour ces activités ne sont attendus à l'avenir. Emergis a vendu ses activités webdoxs à postel en juillet 2004.

## Faits saillants de l'entreprise

Offre publique de rachat dans le cours normal des activités

Au cours du trimestre, la Société a racheté 64 500 actions au prix de 4,90 $ par action pour un montant total de 0,3 M$, incluant les frais, en vertu de l'offre publique de rachat dans le cours normal des activités lancée le 2 mars 2006. Le nombre total d'actions en circulation au 31 mars 2006 était de 93,3 millions.

Réception du second paiement relatif à l'accord sur les options

L'ancienne filiale en santé d'Emergis aux États-Unis détenait des options pour acheter un certain nombre de titres d'une société ouverte. Bien que ces options aient été conservées par la filiale lors de sa vente par Emergis, la convention de vente prévoyait un ajustement de prix permettant à Emergis de retenir les avantages économiques associés à l'exercice de ces options ou à l'achat de celles-ci par un tiers. Dans le cadre de l'accord, Emergis a reçu un paiement en espèces de 9,0 M$ US durant le deuxième trimestre de 2005 et un second paiement de 6,3 M$ US en avril 2006. Le second paiement sera comptabilisé comme un gain à la vente et inclus dans les produits liés aux activités abandonnées dans les résultats financiers du deuxième trimestre de 2006 de la Société.

### Téléconférence, diffusion web et information financière supplémentaire

La Société tiendra une téléconférence et une diffusion web en direct aujourd'hui à 8 h 30 HE pour discuter de ses résultats financiers du premier trimestre de 2006. Les personnes intéressées à participer sont priées de composer le numéro sans frais 1 866 898-9626 ou le 416 340-2216 à Toronto. Le communiqué de presse du premier trimestre de 2006, les états financiers non vérifiés et notes afférentes, le rapport de gestion ainsi que l'information financière supplémentaire sont affichés sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/fr/news_events/news/2006/apr28.asp.

On pourra écouter un enregistrement de la téléconférence pendant deux semaines à compter de 10 h 30 aujourd'hui en composant le numéro sans frais 1 800 408-3053 ou le 416 695-5800 à Toronto, et le code d'accès 3174477#. La version archivée de la diffusion web sera aussi accessible à compter de 10 h 30 aujourd'hui sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/fr/news_events/events_calendar/apr28.asp.

### À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à plus du tiers de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 28 avril 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 28 AVRIL 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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**Renseignements** : John Gutpell 450 928-6856

# États consolidés des résultats


Emergis

| En millions de dollars canadiens, sauf les données par action | Pour le trimestre terminé le 31 mars 2006 | Pour le trimestre terminé le 31 mars 2005 |
|---|---|---|
| | (non vérifié) | (non vérifié) |
| **Produits d'exploitation** | 40,3 | 38,5 |
| Coûts directs | 6,4 | 6,9 |
| Marge brute | 33,9 | 31,6 |
| Produits relatifs aux règlements de contrats (note 3) | - | 1,2 |
| **Charges** | | |
| Exploitation | 10,8 | 10,4 |
| Ventes et marketing | 4,5 | 4,2 |
| Recherche et développement, montant net | 6,8 | 6,6 |
| Frais généraux et administratifs | 4,1 | 4,7 |
| | 26,2 | 25,9 |
| **Bénéfice avant les éléments suivants** | 7,7 | 6,9 |
| Amortissement des immobilisations corporelles | 2,1 | 3,4 |
| Amortissement des actifs incorporels | 2,4 | 2,5 |
| Intérêts créditeurs | (1,0) | (0,9) |
| Intérêts sur la dette à long terme | 0,2 | 0,4 |
| Perte (gain) à la vente d'actifs | 0,1 | (0,1) |
| Perte de change | - | 5,2 |
| Bénéfice (perte) lié(e) aux activités poursuivies avant impôts sur les bénéfices | 3,9 | (3,6) |
| Impôts exigibles | 0,2 | 0,3 |
| **Bénéfice net (perte nette) lié(e) aux activités poursuivies** | 3,7 | (3,9) |
| Perte nette liée aux activités abandonnées après impôts sur les bénéfices (note 4) | - | (1,8) |
| **Bénéfice net (perte nette)** | 3,7 | (5,7) |
| Bénéfice (perte) de base et dilué(e) par action lié(e) aux activités poursuivies | 0,04 | (0,04) |
| Perte de base et diluée par action liée aux activités abandonnées | - | (0,02) |
| Bénéfice (perte) de base et dilué(e) par action | 0,04 | (0,06) |
| Nombre moyen pondéré d'actions en circulation utilisé pour calculer le bénéfice net (la perte nette) de base par action (en millions) | 93,4 | 103,5 |
| Nombre moyen pondéré d'actions en circulation utilisé pour calculer le bénéfice net (la perte nette) dilué(e) par action (en millions) | 93,5 | 103,5 |

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

# États consolidés du déficit


Emergis

| En millions de dollars canadiens | Pour le trimestre terminé le 31 mars 2006 | Pour le trimestre terminé le 31 mars 2005 |
|---|---|---|
| | (non vérifié) | (non vérifié) |
| Déficit au début | (1 223,1) | (1 234,6) |
| Bénéfice net (perte nette) | 3,7 | (5,7) |
| Déficit à la fin | (1 219,4) | (1 240,3) |

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

# Bilans consolidés


Emergis

| En millions de dollars canadiens | Au 31 mars 2006 (non vérifié) | Au 31 décembre 2005 (vérifié) |
|---|---|---|
| **Actif** | | |
| À court terme | | |
| Trésorerie et équivalents de trésorerie | 108,1 | 77,1 |
| Placements temporaires | 19,9 | 59,8 |
| Débiteurs | 20,4 | 19,1 |
| Impôts futurs | - | 0,2 |
| Autres actifs à court terme | 8,2 | 7,5 |
| | 156,6 | 163,7 |
| Immobilisations corporelles | 19,4 | 21,4 |
| Actifs incorporels | 19,9 | 22,3 |
| Écart d'acquisition (note 6) | 55,2 | 55,8 |
| Autres actifs à long terme | 7,9 | 8,1 |
| | 259,0 | 271,3 |
| **Passif** | | |
| À court terme | | |
| Créditeurs et charges à payer (note 7) | 35,2 | 47,9 |
| Produits reportés | 1,0 | 1,0 |
| Crédits reportés | 0,4 | 0,4 |
| Tranche à court terme de la dette à long terme | 4,7 | 5,1 |
| | 41,3 | 54,4 |
| Crédits reportés et autres passifs (note 7) | 6,1 | 6,5 |
| Impôts futurs | - | 0,2 |
| Dette à long terme | 3,5 | 4,4 |
| | 50,9 | 65,5 |
| **Capitaux propres** | | |
| Capital-actions (note 5) | 0,1 | 0,1 |
| Surplus d'apport (note 5) | 1 430,0 | 1 430,2 |
| Rémunération à base d'actions reportée (note 2) | (2,1) | (0,8) |
| Déficit | (1 219,4) | (1 223,1) |
| Écart de conversion | (0,5) | (0,6) |
| | 208,1 | 205,8 |
| | 259,0 | 271,3 |

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

# États consolidés des flux de trésorerie


Emergis

| En millions de dollars canadiens | Pour le trimestre terminé le 31 mars 2006 | Pour le trimestre terminé le 31 mars 2005 |
|---|---|---|
| | (non vérifié) | (non vérifié) |
| **Activités d'exploitation** | | |
| Bénéfice net (perte nette) lié(e) aux activités poursuivies | 3,7 | (3,9) |
| Amortissement | 4,5 | 5,9 |
| Perte (gain) à la vente d'actifs | 0,1 | (0,1) |
| Perte de change hors caisse | - | 4,1 |
| Rémunération hors caisse à base d'actions (note 2) | 0,3 | 0,6 |
| Rémunération à base d'actions reportée (note 2) | (1,5) | (0,3) |
| Autres | 0,4 | 0,3 |
| Variations du fonds de roulement | (12,8) | (33,6) |
| Flux de trésorerie liés aux activités d'exploitation | (5,3) | (27,0) |
| **Activités d'investissement** | | |
| Acquisitions d'immobilisations corporelles et d'actifs incorporels | (1,6) | (2,8) |
| Placements temporaires | 39,9 | - |
| Acquisitions | - | (12,5) |
| Espèces provenant d'entreprises acquises | - | 0,1 |
| Frais liés à la cession et produit de la vente d'entreprises | (0,4) | (0,5) |
| Flux de trésorerie liés aux activités d'investissement | 37,9 | (15,7) |
| **Activités de financement** | | |
| Remboursement sur la dette à long terme | (1,3) | (2,3) |
| Rachat et émission d'actions ordinaires | (0,3) | (1,0) |
| Flux de trésorerie liés aux activités de financement | (1,6) | (3,3) |
| Gain de change sur l'encaisse détenue en devises | - | 0,2 |
| Flux de trésorerie liés aux activités poursuivies | 31,0 | (45,8) |
| Flux de trésorerie liés aux activités abandonnées (note 4) | - | (3,1) |
| **Trésorerie et équivalents de trésorerie** | | |
| Augmentation (diminution) | 31,0 | (48,9) |
| Solde au début | 77,1 | 204,8 |
| Solde à la fin | 108,1 | 155,9 |
| **Information supplémentaire sur les flux de trésorerie** | | |
| Intérêts payés | 0,2 | 0,4 |
| Impôts sur les bénéfices payés | 0,9 | 0,2 |
| Activités d'investissement et de financement sans effet sur la trésorerie | | |
| Acquisitions d'immobilisations corporelles et d'actifs incorporels financées | - | 0,2 |

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

Les états financiers consolidés intermédiaires ont été dressés conformément aux principes comptables généralement reconnus du Canada et en fonction des conventions comptables appliquées aux états financiers consolidés de l'exercice terminé le 31 décembre 2005. Ces états financiers consolidés intermédiaires doivent être lus parallèlement aux états financiers consolidés de l'exercice terminé le 31 décembre 2005 et aux notes complémentaires présentés dans le rapport annuel de 2005.

## 1. Sommaire des principales conventions comptables

### Mode de présentation

Les états financiers consolidés intermédiaires d'Emergis Inc. (« Emergis ») ont été dressés selon les principes comptables généralement reconnus du Canada et ils comprennent les comptes de toutes ses filiales. Certains chiffres de l'exercice précédent ont été reclassés afin de présenter les activités de solutions de prêt électronique aux États-Unis comme des activités abandonnées.

### Nouvelles normes comptables

En 2005, l'Institut Canadien des Comptables Agréés (l'« ICCA ») a publié le chapitre 3831 du *Manuel*, intitulé « Opérations non monétaires », qui s'applique aux opérations engagées dans les périodes ouvertes à compter du 1er janvier 2006. Ce chapitre exige que les opérations non monétaires soient comptabilisées à la juste valeur sauf si l'opération ne présente aucune substance commerciale, si elle représente un échange de stock, si elle est un transfert non monétaire et non réciproque au profit des propriétaires ou si elle ne peut être évaluée de façon fiable. L'adoption de ce nouveau chapitre n'a pas eu d'incidence sur les états financiers consolidés intermédiaires.

## 2. Régimes de rémunération à base d'actions

### Options sur actions d'Emergis

La Société a octroyé à ses employés des options visant l'achat d'actions ordinaires d'Emergis. En vertu du régime d'options sur actions d'Emergis, le prix d'exercice des options correspond au cours de clôture des actions sous-jacentes le dernier jour de séance précédant la date réelle de l'attribution. Les options deviennent généralement acquises sur une période de quatre ans à compter de la deuxième année suivant l'attribution et viennent à échéance six ans après la date de l'attribution, sauf dans le cas de certaines attributions spéciales, comme il est mentionné ci-dessous.

En vertu d'une nouvelle politique de rémunération à l'intention des employés qui est entrée en vigueur en 2005, les attributions d'options sur actions annuelles régulières ont été remplacées par des attributions d'actions assujetties à des restrictions. Il est possible que des options sur actions soient encore attribuées dans certains cas, au moment de l'embauche ou à d'autres moments, s'il en est décidé ainsi par le Conseil d'administration.

## 2. Régimes de rémunération à base d'actions (suite)

En novembre 2005, le Conseil a consenti une attribution spéciale non récurrente de 361 000 options sur actions liées au rendement à certains employés clés dans le cadre de l'adoption d'un plan stratégique de trois ans. Les options octroyées en vertu de cette attribution spéciale peuvent être exercées à tout moment à compter du 1er février 2009 et les participants seront en mesure d'acheter jusqu'à concurrence de 100 % du nombre total d'actions assorties d'options seulement si les deux conditions suivantes sont remplies : a) le taux de croissance annuel composé soit du total des produits d'exploitation de la Société, soit des produits d'exploitation du secteur Santé, atteint, par rapport aux résultats réels de 2005, un certain seuil au cours des trois prochains exercices et b) au moment de l'exercice des options, le prix de clôture des actions d'Emergis à la Bourse de Toronto a atteint ou dépassé le seuil du prix cible, soit 8,00 $, pendant au moins 21 jours de Bourse consécutifs au cours de la période de 12 mois précédant la date d'exercice des options. Les options arrivent à échéance le 31 décembre 2010.

La Société utilise la méthode de la comptabilisation fondée sur la juste valeur pour calculer la charge de rémunération au titre des options sur actions attribuées aux employés en 2003 et par la suite. Pour évaluer les options sur actions, la Société utilise le modèle binomial pour les options sur actions liées au rendement et le modèle de Black & Scholes pour toutes les autres options sur actions. Le 2 juillet 2004, après une distribution en espèces spéciale de 1,45 $ versée aux actionnaires le 30 juin 2004, la Société a réduit de 1,47 $ le prix d'exercice de toutes les options alors en cours selon une formule prescrite par la Bourse de Toronto. Aucune option n'a été octroyée au cours du trimestre terminé le 31 mars 2006. La Société a constaté une charge de 0,1 M$ pour le trimestre terminé le 31 mars 2006 (0,5 M$ pour le trimestre terminé le 31 mars 2005) au titre des options en cours octroyées après le 31 décembre 2002.

| Régimes d'options sur actions | Options |
|---|---|
| Régimes d'options sur actions pour les actions ordinaires à des prix s'établissant dans une fourchette de 3,13 $ à 93,43 $ par action et à des dates d'échéance allant jusqu'à 2011 | 1 892 747 |

Les renseignements pro forma suivants indiquent l'incidence sur la charge de rémunération relative aux régimes de rémunération à base d'actions à l'intention des employés de la Société qui aurait été observée si la méthode de la juste valeur avait été appliquée pour comptabiliser les attributions accordées en 2002.

| | Pour les trimestres terminés les 31 mars | |
|---|---|---|
| | 2006 | 2005 |
| Bénéfice net (perte nette) présenté(e) | 3,7 | (5,7) |
| Ajustement du bénéfice net (de la perte nette) | (0,1) | (0,6) |
| Bénéfice net (perte nette) pro forma | 3,6 | (6,3) |
| Bénéfice (perte) de base et dilué(e) par action pro forma ($) | 0,04 | (0,06) |

## 2. Régimes de rémunération à base d'actions (suite)

### Régime d'octroi d'actions assujetties à des restrictions

En septembre 2004, le Conseil d'administration a adopté un régime d'octroi d'actions assujetties à des restrictions à l'intention des employés. En vertu des modalités du régime, la Société finance, à certaines dates précises, l'achat des actions d'Emergis qui sont détenues en fiducie pour être distribuées à des employés à la réalisation d'une condition d'acquisition. En février 2006, la Société a transféré 1,5 M$ au fiduciaire du plan aux fins de l'achat d'actions d'Emergis. La charge de rémunération liée au régime d'octroi d'actions assujetties à des restrictions s'est chiffrée à 0,2 M$ pour le trimestre terminé le 31 mars 2006. Les capitaux propres comprennent le solde reporté connexe au titre de la rémunération à base d'actions d'un montant de 2,1 M$ au 31 mars 2006.

## 3. Produits relatifs au règlement de contrats

En décembre 2004, la Société a reçu un montant de 3,4 M$ US (4,2 M$ CA) au titre du règlement de la résiliation anticipée d'un contrat de licence de service et de logiciels conclu en 2001 avec un client de la facturation électronique et pour des services de transition fournis en 2005 à ce client. Pour le trimestre terminé le 31 mars 2005, la Société a comptabilisé des produits de 0,9 M$ au titre des services de transition et un montant de 1,2 M$ au titre des produits relatifs au règlement de contrats. Le solde de 2,1 M$ a été constaté au deuxième trimestre de 2005.

## 4. Activités abandonnées

En mars 2004, la Société a procédé à la vente de ses activités liées aux organismes dispensateurs de services à tarifs préférentiels et de gestion des soins de santé, soit ses activités dans le secteur de la santé aux États-Unis. En mai 2005, la Société a conclu la vente de ses activités de solutions de prêt électronique aux États-Unis.

Les résultats d'exploitation et les flux de trésorerie des activités dans le secteur de la santé et des activités de solutions de prêt électronique aux États-Unis ont été isolés dans les états financiers consolidés intermédiaires ci-joints, et sont présentés à titre d'activités abandonnées dans un poste distinct des états financiers consolidés intermédiaires.

*En millions de dollars canadiens, sauf les données par action (non vérifié)*

## 4. Activités abandonnées (suite)

Les résultats des activités abandonnées présentés dans les états consolidés des résultats intermédiaires ci-joints se détaillaient comme suit pour le trimestre terminé à la date indiquée :

| | 31 mars 2005 |
|---|---|
| | Prêt électronique aux É.-U. |
| **Produits d'exploitation** | 0,8 |
| Coûts directs | 0,6 |
| Marge brute | 0,2 |
| **Charges** | |
| Exploitation | 0,4 |
| Ventes et marketing | 0,5 |
| Recherche et développement, montant net | - |
| Frais généraux et administratifs | 0,4 |
| | 1,3 |
| **Perte avant les éléments suivants** | (1,1) |
| Amortissement des immobilisations corporelles | 0,1 |
| Amortissement des actifs incorporels | 0,6 |
| Perte à la vente d'actifs destinés à la vente | - |
| Perte avant impôts sur les bénéfices | (1,8) |
| Impôts sur les bénéfices | - |
| **Perte nette liée aux activités abandonnées** | (1,8) |

Les flux de trésorerie liés aux activités abandonnées présentés dans les états consolidés des flux de trésorerie intermédiaires ci-joints se détaillaient comme suit pour le trimestre terminé à la date indiquée :

| | 31 mars 2005 |
|---|---|
| Activités d'exploitation | (3,2) |
| Activités d'investissement | - |
| Activités de financement | - |
| Perte de change sur l'encaisse détenue en devises | 0,1 |
| Flux de trésorerie liés aux activités abandonnées | (3,1) |

## 4. Activités abandonnées (suite)

### Poursuite de MultiPlan

La Société a consenti une indemnité à l'acheteur dans la convention de vente touchant les activités liées aux organismes dispensateurs de services à tarifs préférentiels. L'indemnité couvre principalement toute violation de déclarations et de garanties et tout engagement supérieur à 2,0 M$ US, mais inférieur à 53,3 M$ US, sauf les passifs d'impôts et certaines autres déclarations pour lesquels il n'existe aucun montant déductible ou maximal. Les déclarations et les garanties de la Société étaient en vigueur jusqu'à la fin d'avril 2005, sauf en ce qui a trait à certaines réclamations effectuées avant ce moment, aux passifs d'impôts et à certaines autres déclarations qui demeurent en vigueur jusqu'à l'échéance des prescriptions applicables.

En avril 2005, MultiPlan, Inc., l'acheteur des activités liées aux organismes dispensateurs de services à tarifs préférentiels, a déposé devant la cour fédérale de New York une poursuite dans laquelle elle demande, entre autres mesures de redressement, une indemnité de plus de 64 M$ US pour les dommages qu'elle aurait subis dans le cadre de l'achat. La poursuite fait valoir diverses revendications relatives à la convention d'achat. La poursuite avait trait, entre autres, au versement d'une indemnité relative à des réclamations présumées faites par des hôpitaux d'un montant de 14 M$ US. MultiPlan a informé la Société qu'elle avait réglé ces réclamations d'hôpitaux pour un montant de 750 000 $ US. La Société a déposé une requête visant à faire rejeter certaines réclamations contenues dans la poursuite. En vertu du droit américain, cette requête, déposée au début de la procédure, est fondée uniquement sur des motifs d'ordre juridique, elle suppose que toutes les allégations de fait contenues dans la poursuite sont vraies et elle a été engagée avant toute enquête préalable. La requête ne remet pas en cause les allégations de fait, mais souligne l'incapacité du demandeur d'alléguer suffisamment de faits pour soutenir une réclamation fondée en droit. Une décision accordant la requête réduira la portée de la cause, mais n'éliminera pas la poursuite. Si la requête est rejetée, la Société retiendra toutes les défenses factuelles ou autres dans le cadre de la poursuite. La Société continue de croire que les allégations ne sont pas fondées et elle prend toutes les mesures appropriées pour faire valoir son point de vue énergiquement.

## 5. Composantes capitaux propres

Le capital-actions déclaré et le surplus d'apport se détaillent comme suit au 31 mars 2006 :

| Capital-actions | Nombre d'actions | Émis et entièrement libéré |
|---|---|---|
| Solde au 1er janvier 2006 | 93 408 677 | 0,1 |
| Émission d'actions ordinaires (a) | 375 | - |
| Rachat d'actions ordinaires (b) | (64 500) | - |
| Solde au 31 mars 2006 | 93 344 552 | 0,1 |

## 5. Composantes capitaux propres (suite)

| Surplus d'apport | |
|---|---|
| Solde au 1er janvier 2006 | 1 430,2 |
| Rachat d'actions ordinaires (b) | (0,3) |
| Montant lié à la rémunération à base d'actions (c) | 0,1 |
| Solde au 31 mars 2006 | 1 430,0 |

(a) En vue d'acquérir 375 actions ordinaires pour une contrepartie en espèces de 2 000 $, 375 options sur actions ont été exercées.

(b) En vertu des modalités d'une offre publique de rachat dans le cours normal des activités en vigueur au 2 mars 2006, la Société a racheté 64 500 actions pour une contrepartie totale de 0,3 M$, incluant les charges connexes. La totalité des 64 500 actions ont été réglées, payées et annulées au 31 mars 2006. Ce montant a réduit le surplus d'apport.

(c) Au cours du trimestre terminé le 31 mars 2006, la Société a passé en charges un montant de 0,1 M$ lié aux options sur actions. Ce montant a été affecté au surplus d'apport.

### Offre publique de rachat dans le cours normal des activités

À la suite de l'échéance d'une offre publique de rachat dans le cours normal des activités, le 15 février 2006, la Société a amorcé une seconde offre publique de rachat dans le cours normal des activités le 2 mars 2006, par l'intermédiaire de la Bourse de Toronto. Les rachats effectués dans le cadre de l'offre publique de rachat n'excéderont pas 5 970 000 actions ordinaires, soit environ 10 % du flottant au 17 février 2006. Les actions ordinaires acquises en vertu de l'offre publique de rachat seront annulées. Les rachats dans le cadre de l'offre publique de rachat peuvent se poursuivre jusqu'au 1er mars 2007, à moins que l'offre prenne fin avant cette date. Au cours du trimestre terminé le 31 mars 2006, la Société a racheté 64 500 actions en vertu de la seconde offre pour une contrepartie totale de 0,3 M$, incluant les charges connexes. Ces actions ont toutes été réglées, payées et annulées au cours du trimestre. Au cours du trimestre, aucun achat n'a été effectué en vertu de la première offre.

## 6. Acquisition

### National Data Corporation of Canada

En mars 2005, la Société a fait l'acquisition de la totalité des actions émises et en circulation de National Data Corporation of Canada pour une contrepartie totale de 14,3 M$, incluant les frais d'opérations, sous réserve de certaines modalités. En mars 2006, le prix d'achat a été réduit de 0,6 M$ par suite du règlement favorable de demandes d'indemnisation faites par la Société après la clôture. Cette réduction a été imputée à l'écart d'acquisition.

## 7. Frais de restructuration et autres frais

Le tableau suivant présente un rapprochement entre le solde de la provision au titre de la restructuration pour 2004 et le solde combiné des provisions au titre de la restructuration pour 2003 et 2002 exigible au 31 mars 2006.

| | 2004 | 2003 et 2002 | Total |
|---|---|---|---|
| Solde au 1er janvier 2006 | 3,5 | 2,9 | 6,4 |
| Paiements effectués au cours du trimestre | (1,0) | (0,1) | (1,1) |
| Solde au 31 mars 2006 | 2,5 | 2,8 | 5,3 |

Au 31 mars 2006, le solde des provisions au titre de la restructuration se chiffrait à 5,3 M$, dont un montant de 2,8 M$ est inclus dans les créditeurs et charges à payer et un montant de 2,5 M$ est inclus dans la tranche à long terme des crédits reportés et autres passifs.

## 8. Bénéfice net (perte nette) par action

Le rapprochement du bénéfice net (de la perte nette) dilué(e) lié(e) aux activités poursuivies et du bénéfice net (de la perte nette) par action pour les trimestres terminés les 31 mars est présenté dans le tableau suivant :

| | Pour le trimestre terminé le 31 mars 2006 | | | Pour le trimestre terminé le 31 mars 2005 | | |
|---|---|---|---|---|---|---|
| | Bénéfice net (perte nette) (numérateur) | Nombre d'actions (dénominateur) | Montant par action ($) | Bénéfice net (perte nette) (numérateur) | Nombre d'actions (dénominateur) | Montant par action ($) |
| Bénéfice net (perte nette) lié(e) aux activités poursuivies attribuable aux actionnaires ordinaires | 3,7 | 93 392 646 | 0,04 | (3,9) | 103 531 318 | (0,04) |
| Options dilutives | | 151 230 | | | (a) | |
| Bénéfice net (perte nette) lié(e) aux activités poursuivies attribuable aux actionnaires ordinaires et conversions hypothétiques | 3,7 | 93 543 876 | 0,04 | (3,9) | 103 531 318 | (0,04) |
| Bénéfice net (perte nette) attribuable aux actionnaires ordinaires | 3,7 | 93 392 646 | 0,04 | (5,7) | 103 531 318 | (0,06) |
| Options dilutives | | 151 230 | | | a) | |
| Bénéfice net (perte nette) attribuable aux actionnaires ordinaires et conversions hypothétiques | 3,7 | 93 543 876 | 0,04 | (5,7) | 103 531 318 | (0,06) |

a) Il n'y a eu aucun effet dilutif sur la perte liée aux activités poursuivies ni sur la perte nette.

*En millions de dollars canadiens, sauf les données par action (non vérifié)*

## 8. Bénéfice net (perte nette) par action (suite)

Les titres ci-dessous ont été exclus du calcul du bénéfice net (de la perte nette) dilué(e) lié(e) aux activités poursuivies par action et du bénéfice net (de la perte nette) dilué(e) par action étant donné qu'ils auraient eu un effet antidilutif ou que le cours moyen du marché des actions sous-jacentes était inférieur au prix d'exercice des titres.

| | Pour les trimestres terminés les 31 mars | |
|---|---|---|
| (nombre d'actions) | 2006 | 2005 |
| Options non dilutives | **1 238 372** | 2 235 882 |
| Options dilutives | **-** | 1 921 |

## 9. Information sectorielle

La Société exerce actuellement ses activités en fonction de deux secteurs isolables, soit le secteur Santé et le secteur Finance.

**Santé** : Les principales activités exercées par la Société dans le secteur de la santé sont l'adjudication des demandes de règlement de médicaments et le transport des demandes de règlement de médicaments et de soins dentaires essentiellement pour le compte de sociétés d'assurance canadiennes. La Société exploite également une plate-forme de traitement des demandes que nous avons conçue à l'intention de la plus importante commission de santé et sécurité au travail du pays. En ce qui concerne le secteur des professionnels de la santé, la Société offre des solutions de gestion pour les pharmacies qui automatisent le processus d'exécution des ordonnances et les activités en magasin. La Société travaille également à l'élaboration d'une solution sécurisée d'adjudication des demandes de règlement de soins médicaux pour le ministère des Services de Santé de la Colombie-Britannique, et est à l'affût des autres occasions offertes par les gouvernements dans le secteur de la santé, notamment celles qui sont engendrées par les projets de dossier de santé électronique et de systèmes d'information sur les médicaments.

**Finance** : Ce secteur offre des solutions d'affaires électroniques dans le secteur des services financiers aux institutions financières, aux grandes entreprises de même qu'aux intervenants juridiques en immobilier. Ce secteur d'exploitation met l'accent sur les solutions de gestion de trésorerie, le traitement et l'enregistrement électroniques de documents de prêt et les autorisations d'opérations sur cartes de débit et de crédit.

**Activités secondaires** : Les activités secondaires ont pris fin en date du 30 juin 2004.

*En millions de dollars canadiens, sauf les données par action (non vérifié)*

## 9. Information sectorielle (suite)

Le tableau ci-dessous présente les activités poursuivies et l'écart d'acquisition de chaque secteur :

| | Pour les trimestres terminés les 31 mars | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Santé | | Finance | | Activités secondaires | | Total | |
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| Produits d'exploitation | 24,9 | 21,4 | 15,4 | 17,1 | - | - | 40,3 | 38,5 |
| Coûts directs | 4,7 | 4,6 | 1,8 | 2,3 | (0,1) | - | 6,4 | 6,9 |
| Marge brute | 20,2 | 16,8 | 13,6 | 14,8 | 0,1 | - | 33,9 | 31,6 |
| BAIIA[1] | 4,3 | 4,4 | 3,2 | 2,5 | 0,2 | - | 7,7 | 6,9 |
| Écart d'acquisition au 31 mars | 43,9 | 42,4 | 11,3 | 14,1 | - | - | 55,2 | 56,5 |

[1] Le terme BAIIA (bénéfice avant intérêts, impôts et amortissement) n'a pas de définition normalisée selon les PCGR du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés. La Société le définit comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, la perte de change ainsi que les impôts sur les bénéfices. Le BAIIA est présenté de manière uniforme d'une période à l'autre et il concorde, sur une base consolidée, avec le montant indiqué dans l'état consolidé des résultats au poste « Bénéfice avant les éléments suivants ».

Il n'y a aucune opération intersectorielle ni différence importante entre les conventions comptables des secteurs et de l'entreprise dans son ensemble. Les secteurs de la Société partagent l'utilisation de l'infrastructure de ses immobilisations. Par conséquent, la Société ne présente pas une mesure du total de l'actif par secteurs. De plus, aux fins du processus décisionnel, la Société n'effectue pas de répartition de l'actif dans la présentation des rapports à la direction.

### Renseignements par régions géographiques

Le tableau ci-dessous donne des renseignements par régions géographiques au sujet des produits d'exploitation liés aux activités poursuivies de la Société :

| | Pour les trimestres terminés les 31 mars | | | |
|---|---|---|---|---|
| **Produits d'exploitation** | 2006 | | 2005 | |
| Canada | 37,7 | 94 % | 33,3 | 86 % |
| États-Unis | 2,6 | 6 % | 5,2 | 14 % |
| Total | 40,3 | 100 % | 38,5 | 100 % |

## 10. Garanties

Dans le cours normal de ses activités, la Société conclut de nombreuses conventions qui peuvent contenir certaines caractéristiques répondant à la définition de garantie selon la note d'orientation concernant la comptabilité n° 14, intitulée « Informations à fournir sur les garanties ». Les garanties ou les indemnités sont liées à des opérations comme les cessions d'activités, la vente d'actifs, la vente de services et l'octroi de licences.

### Cessions d'activités et vente d'actifs

Dans le cadre de cessions d'activités ou de la vente d'actifs, la Société convient généralement de verser certaines indemnisations à l'acheteur pour les coûts engagés et les pertes subies en raison de divers événements, notamment les violations de déclarations et de garanties, la résolution de passifs éventuels résultant des activités ou des actifs cédés ou de nouveaux avis de cotisation concernant des déclarations de revenus antérieures liées aux activités ou actifs cédés.

Le montant de telles indemnités sera généralement limité par la convention. Le risque éventuel maximal en vertu de ces garanties représentait un montant cumulatif d'environ 79,4 M$ au 31 mars 2006, excluant les passifs liés aux impôts et à certains autres éléments pour lesquels aucun montant maximal n'a été précisé dans les conventions. Les réclamations en vertu de ces déclarations et de ces garanties doivent être effectuées au plus tard le 1er juillet 2007, sauf en ce qui a trait aux passifs liés aux impôts et à certains autres éléments qui sont en vigueur jusqu'à l'échéance prévue par la loi sur la prescription applicable ou jusqu'à l'échéance établie dans l'entente. À l'exception de la poursuite de MultiPlan dont il est fait mention à la note 4, il n'y a aucune réclamation en cours en vertu de ces garanties. Un montant de 0,7 M$ a été comptabilisé dans le bilan consolidé au 31 mars 2006 relativement à ce type d'indemnité ou de garantie. Historiquement, la Société n'a effectué aucun paiement important en vertu de ces indemnités ou garanties.

### Autres engagements d'indemnisation

De plus, la Société offre des indemnités à d'autres parties dans des opérations comme la vente de services et l'octroi de licences. Ces engagements d'indemnisation exigent de la Société qu'elle verse une indemnisation aux autres parties pour les coûts engagés à la suite de demandes de règlement résultant d'un litige ou de sanctions prévues par la loi ou de dommages que pourraient subir lesdites autres parties. La Société n'est pas à même d'évaluer raisonnablement les montants potentiels maximaux qu'elle pourrait devoir payer aux autres parties. Certaines conventions fixent des montants potentiels maximaux en fonction des frais payés par les autres parties, alors que d'autres n'établissent pas de montant maximal ou de période de temps limitée. Les montants dépendent également de l'issue d'événements ou de situations futurs dont la probabilité ne peut être déterminée. Au 31 mars 2006, aucun montant n'avait été comptabilisé dans le bilan consolidé relativement à ce type d'indemnisation ou de garantie. Historiquement, la Société n'a effectué aucun paiement important en vertu de tels engagements d'indemnisation.

## 11. Événement postérieur à la date du bilan

En avril 2006, la Société a reçu un deuxième et dernier paiement en espèces de 6,3 M$ US (7,1 M$CA) dans le cadre de l'accord lié à la vente de l'ancienne filiale exerçant des activités dans le secteur de la santé aux États-Unis. La filiale détenait des options pour l'achat d'un certain nombre de titres d'une compagnie ouverte. Bien que ces options aient été conservées par la filiale lors de sa vente par la Société, la convention de vente prévoyait un ajustement de prix permettant à la Société de retenir les avantages économiques associés à l'exercice de ces options ou à l'achat de celles-ci par un tiers. Dans le cadre de l'accord, la Société a reçu un premier paiement en espèces de 9,0 M$ US (10,9 M$CA) durant le deuxième trimestre 2005. Le paiement final sera comptabilisé comme un gain à la vente et inclus dans les produits liés aux activités abandonnées dans les résultats financiers du deuxième trimestre 2006 de la Société.

# EMERGIS INC.

## Rapport de gestion pour le trimestre terminé le 31 mars 2006

Le présent rapport de gestion passe en revue le rendement et la situation financière de la Société et doit être lu conjointement avec les états financiers consolidés non vérifiés et les notes complémentaires pour les premiers trimestres de 2006 et de 2005, avec le rapport de gestion du rapport annuel de 2005, y compris la section portant sur les risques et incertitudes, et avec les états financiers consolidés vérifiés et les notes complémentaires du rapport annuel de 2005 déposé sur le site Web SEDAR à l'adresse www.sedar.com et accessible sur notre site Web à l'adresse www.emergis.com. Les facteurs de risque présentés dans le rapport de gestion de notre rapport annuel de 2005 et dans notre notice annuelle de 2005 déposés auprès des autorités de réglementation canadiennes sont intégrés par renvoi aux présentes et demeurent essentiellement inchangés.

Nos états financiers sont préparés conformément aux principes comptables généralement reconnus (les « PCGR ») du Canada. Tous les montants sont libellés en dollars canadiens, à moins d'indication contraire. Les termes « nous », « notre », « nos », « Société » et « Emergis » renvoient à Emergis Inc. et à ses filiales.

### Mise en garde au sujet des énoncés prospectifs

Certaines informations figurant dans ce rapport de gestion, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communiqués sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont assujetties à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives à nos objectifs et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à nos opinions, nos plans, nos attentes, nos prévisions, nos estimations et nos intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent rapport de gestion décrivent nos attentes au 28 avril 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption de nos solutions par nos clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe du processus de conclusion et le rythme d'obtention de contrats du gouvernement, les capacités élaborées à l'interne par nos propres clients leur permettant d'offrir les services que nous offrons pour leur compte, notre aptitude à nous adapter à l'évolution rapide de notre industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de nos résultats d'exploitation, notre capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de nos alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie

privée, notre aptitude à attirer ou à retenir des employés clés, notre capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur nos informations prospectives pour arrêter des décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent rapport de gestion, nous n'avons pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, nous avons supposé le renouvellement de certains contrats conclus avec des clients. Chaque année, Emergis doit renouveler d'importants contrats conclus avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, nous avons supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur notre capacité d'effectuer des prévisions. Nous avons présumé un certain rythme de concrétisation de ces occasions que nous estimons raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire et régulière de nos produits d'exploitation et de notre bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. Nous avons présumé un certain degré de progression qui pourrait ne pas être atteint. Nous avons également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à la rubrique « Risques et incertitudes » du rapport de gestion contenu dans notre rapport annuel de 2005 et à notre notice annuelle de 2005 (à la rubrique « Risques et incertitudes ») déposée auprès des autorités de réglementation canadiennes.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT RAPPORT DE GESTION TRADUISENT NOS ATTENTES AU 28 AVRIL 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, NOUS DÉCLINONS EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

## Définitions

**Produits récurrents et non récurrents :** Nos produits d'exploitation sont tirés de sources récurrentes et non récurrentes. Les produits d'exploitation récurrents comprennent les frais par transaction ou établis à l'usage pour l'accès à notre technologie et pour des services de transport, des demandes de règlement, l'adjudication et le paiement de demandes de règlement de médicaments, la gestion de trésorerie, le traitement électronique et l'enregistrement de documents de prêt et l'échange électronique de documents. Les produits récurrents comprennent également la vente de matériel, les frais facturés à l'égard des licences d'utilisation des logiciels pour pharmacies, les frais mensuels fixes ou établis à l'usage, principalement pour des services

d'hébergement, des services de réseau sécuritaire, des services d'entretien et d'activation et les intérêts gagnés sur des montants détenus au nom de clients et de tiers. Il est important de noter que les produits d'exploitation récurrents font référence à la nature sous-jacente des produits d'exploitation, comme il est décrit plus haut, et que les produits d'exploitation provenant de contrats qui ne sont pas susceptibles d'être renouvelés seront inclus dans cette catégorie s'ils résultent des activités susmentionnées.

Les produits non récurrents comprennent des honoraires à l'égard de services professionnels de développement, de mise en œuvre, d'installation et d'intégration de nos solutions pour le compte de clients ainsi que les frais ponctuels liés aux licences d'exploitation de brevet à l'égard des logiciels.

Notre convention régissant la constatation des produits d'exploitation est décrite à la note 2 des états financiers consolidés de 2005 figurant dans le rapport annuel de 2005.

**Éléments non récurrents :** Les éléments non récurrents comprennent les produits relatifs au règlement de contrats, les frais de restructuration et autres frais ainsi que les contrepassations relatives à ces frais, les gains importants à la vente d'actifs, les réductions de valeur d'actifs et les ajustements de taux d'imposition, le cas échéant. Les éléments non récurrents n'incluent pas les charges à payer ni les contrepassations des charges à payer effectuées dans le cours normal des activités.

### Mesures financières non définies par les PCGR

**BAIIA :** Le terme BAIIA (bénéfice avant intérêts, impôts et amortissement) n'a pas de définition normalisée en vertu des PCGR du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres émetteurs. Nous le définissons comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, la perte de change ainsi que les impôts sur les bénéfices. Il correspond, sur une base consolidée, au montant présenté au poste « Bénéfice avant les éléments suivants » dans les états consolidés des résultats. Le BAIIA est présenté de manière uniforme d'une période à l'autre.

Nous estimons que le BAIIA est une mesure importante, car il nous permet d'évaluer la performance sur le plan de l'exploitation de nos activités permanentes, avant l'incidence de l'amortissement. Nous excluons l'amortissement étant donné que cet élément est principalement fonction de facteurs hors exploitation comme le coût historique des immobilisations.

Le BAIIA nous permet de comparer notre performance sur le plan de l'exploitation de manière uniforme. Certains investisseurs et analystes utilisent le BAIIA pour évaluer la capacité d'une société d'assurer le service de sa dette et de satisfaire à d'autres obligations de paiement, de même qu'à des fins d'évaluation. Le tableau qui suit présente un rapprochement du BAIIA excluant les éléments non récurrents et du BAIIA :

| | T1 2006 | T1 2005 |
|---|---|---|
| BAIIA excluant les éléments non récurrents | 7,7 | 5,7 |
| Produits relatifs au règlement de contrats | - | 1,2 |
| BAIIA | 7,7 | 6,9 |

**Bénéfice net (perte nette) lié(e) aux activités poursuivies excluant les éléments non récurrents :** Le tableau qui suit présente un rapprochement du bénéfice net (de la perte nette)

lié(e) aux activités poursuivies excluant les éléments non récurrents et du bénéfice net (de la perte nette) lié(e) aux activités poursuivies :

| | T1 2006 | T1 2005 |
|---|---|---|
| Bénéfice net (perte nette) lié(e) aux activités poursuivies excluant les éléments non récurrents | 3,7 | (5,1) |
| Produits relatifs au règlement de contrats | - | 1,2 |
| Bénéfice net (perte nette) lié(e) aux activités poursuivies | 3,7 | (3,9) |

## Points saillants financiers

### États consolidés des résultats

*Comparaison entre le trimestre terminé le 31 mars 2006 et le trimestre terminé le 31 mars 2005*

- Le total des produits d'exploitation s'est établi à 40,3 M$ en 2006 comparativement à 38,5 M$ en 2005, principalement en raison de la hausse des produits d'exploitation du secteur Santé, partiellement contrebalancée par la baisse des produits d'exploitation du secteur Finance.
- Les produits d'exploitation tirés de sources récurrentes ont diminué, passant de 95 % en 2005 à 91 % en 2006, principalement en raison de l'augmentation des produits tirés des services professionnels de notre secteur Finance.
- Les produits d'exploitation du secteur Santé ont grimpé de 16 % en 2006 par rapport à 2005, en raison des acquisitions liées aux services de transport des demandes de règlement et de gestion pour les pharmacies et de la croissance interne, principalement liée aux services d'adjudication des demandes de règlement. Ces augmentations ont été partiellement neutralisées par l'échéance, le 31 décembre 2005, d'un contrat relatif au transport des demandes de règlement.
- En 2006, les produits d'exploitation du secteur Finance ont reculé de 10 % par rapport à ceux de 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, laquelle a été partiellement compensée par l'augmentation des produits tirés des services professionnels liés aux activités de gestion de trésorerie.
- Le BAIIA, excluant les éléments non récurrents, s'est établi à 7,7 M$ en 2006 contre 5,7 M$ en 2005. Ce résultat tient à la croissance interne des produits d'exploitation et aux mesures de compression des coûts. Cette augmentation a été partiellement contrebalancée par l'échéance de certains contrats de facturation électronique en 2005.
- Le bénéfice net lié aux activités poursuivies présenté s'est chiffré à 3,7 M$ ou 0,04 $ par action en 2006, comparativement à une perte de (3,9) M$ ou (0,04) $ par action en 2005. Cette hausse s'explique principalement par l'absence, en 2006, d'une perte de change liée à la réduction de l'investissement net dans des filiales étrangères présente en 2005, à la baisse de l'amortissement et à l'amélioration générale de la rentabilité.
- Le total du bénéfice net s'est chiffré à 3,7 M$ ou 0,04 $ par action en 2006 comparativement à une perte nette totale de (5,7) M$ ou (0,06) $ par action en 2005.

### Bilans consolidés

*Comparaison entre le 31 mars 2006 et le 31 décembre 2005*

- La trésorerie, les équivalents de trésorerie et les placements temporaires s'établissaient à 128,0 M$ au 31 mars 2006 contre 136,9 M$ au 31 décembre 2005. Cette baisse reflète notamment une réduction des créditeurs et charges à payer, y compris les paiements liés à nos régimes incitatifs à l'intention des employés de 2005.
- Notre bilan indique un ratio de liquidité générale (actif à court terme divisé par passif à court terme) de 3,8 fois en mars 2006 comparativement à 3,0 fois en décembre 2005, et un fonds de roulement positif de 115,3 M$ par rapport à 109,3 M$ en 2005. L'actif à court terme a diminué, passant de 163,7 M$ en 2005 à 156,6 M$ en 2006, principalement en raison de l'évolution de la trésorerie, des équivalents de trésorerie et des placements temporaires, comme il est mentionné ci-dessus. Le passif à court terme a également diminué, passant de 54,4 M$ en 2005 à 41,3 M$ en 2006 en raison de réductions des créditeurs et charges à payer et du remboursement sur la dette à long terme.

### États consolidés des flux de trésorerie

*Comparaison entre le trimestre terminé le 31 mars 2006 et le trimestre terminé le 31 mars 2005*

- Les sorties de fonds liées aux activités d'exploitation ont diminué en 2006 pour s'établir à 5,3 M$, par rapport à 27,0 M$ en 2005, ce qui s'explique essentiellement par les variations du fonds de roulement.
- Les flux de trésorerie liés aux activités d'investissement ont entraîné des rentrées de fonds nettes de 37,9 M$ en 2006, dont une tranche de 39,9 M$ est liée à des placements temporaires arrivés à échéance au cours de la période considérée. En 2005, des sorties de 15,7 M$ étaient principalement imputables à des décaissements de 12,1 M$ liés à l'acquisition des activités de transport des demandes de règlement de NDCHealth Corporation au Canada.
- Les flux de trésorerie liés aux activités de financement se sont traduits par des sorties de fonds nettes de 1,6 M$ en 2006, par rapport à des sorties de fonds nettes de 3,3 M$ en 2005.

## Faits saillants de l'entreprise

### Offre publique de rachat dans le cours normal des activités

À la suite de l'échéance, le 15 février 2006, d'une offre publique de rachat dans le cours normal des activités amorcée le 16 février 2005, en vertu de laquelle nous avons fait l'acquisition de 4 112 182 actions ordinaires, nous avons amorcé une seconde offre publique de rachat dans le cours normal des activités par l'intermédiaire de la Bourse de Toronto (TSX). Nous sommes d'avis que le rachat de nos actions ordinaires constitue une utilisation appropriée d'une tranche de nos liquidités disponibles compte tenu de leur prix de négociation actuel. Les achats réalisés en vertu de l'offre n'excéderont pas 5 970 000 actions ordinaires, soit environ 10 % du flottant au 17 février 2006, et seront effectués au cours de la période de un an comprise entre le 2 mars 2006 et le 1er mars 2007. Les actions ordinaires acquises en vertu de l'offre seront annulées. Au 28 avril 2006, 64 500 actions ordinaires avaient été rachetées en vertu de la seconde offre à un prix moyen de 4,90 $ par action pour un coût total de 0,3 M$, incluant les charges connexes. Ces actions ont été annulées en mars 2006. Aucun achat n'a été effectué au cours du trimestre en vertu de la première offre.

## Résultats d'exploitation

### Produits d'exploitation du trimestre

#### Produits d'exploitation par secteur de clientèle

*Comparaison entre le trimestre terminé le 31 mars 2006 et le trimestre terminé le 31 mars 2005*

| | 2006 | | | | 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | Produits récurrents | Produits non récurrents | Total | % du total | Produits récurrents | Produits non récurrents | Total | % du total |
| Santé | 23,7 | 1,2 | 24,9 | 62 | 20,6 | 0,8 | 21,4 | 56 |
| Finance | 13,0 | 2,4 | 15,4 | 38 | 15,9 | 1,2 | 17,1 | 44 |
| Total | 36,7 | 3,6 | 40,3 | 100 | 36,5 | 2,0 | 38,5 | 100 |

Le total des produits d'exploitation générés en 2006 s'est établi à 40,3 M$, comparativement à 38,5 M$ en 2005. Les produits d'exploitation récurrents ont augmenté, passant de 36,5 M$ à 36,7 M$ en raison de la croissance dans le secteur Santé, qui a été contrebalancée en partie par un recul dans le secteur Finance. Les produits d'exploitation récurrents représentent 91 % du total des produits d'exploitation en 2006, soit une diminution par rapport à 95 % en 2005, principalement imputable à une augmentation des produits d'exploitation tirés des services professionnels.

Les produits d'exploitation réalisés aux États-Unis sont passés de 14 % du total des produits d'exploitation en 2005 à 6 % en 2006, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique.

**Santé :** En 2006, les produits d'exploitation du secteur Santé ont augmenté de 16 % comparativement à 2005, en raison des acquisitions réalisées dans les domaines du transport des demandes de règlement et des services de gestion pour pharmacies, de même que de la croissance interne, principalement liée aux services d'adjudication des demandes de règlement. Ces augmentations ont été partiellement contrebalancées par l'échéance, le 31 décembre 2005, d'un contrat de transport des demandes de règlement. Les produits d'exploitation récurrents du secteur Santé ont représenté 95 % du total des produits d'exploitation provenant du secteur Santé, résultat qui est comparable à celui de 2005.

**Finance :** Les produits d'exploitation du secteur Finance ont diminué de 10 % en 2006 par rapport à 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, laquelle a été partiellement neutralisée par l'augmentation des produits d'exploitation tirés des services professionnels liés aux activités de gestion de trésorerie. Les produits d'exploitation récurrents du secteur Finance ont représenté 84 % du total des produits d'exploitation de ce secteur, soit une baisse par rapport à 93 % en 2005, principalement attribuable à ces mêmes éléments.

#### Produits relatifs au règlement de contrats

Au premier trimestre de 2005, nous avons comptabilisé des produits de 1,2 M$ en règlement d'un contrat lié à la résiliation anticipée d'une convention de service et de licence d'utilisation de logiciel.

### Coûts directs et marge brute

*Comparaison entre le trimestre terminé le 31 mars 2006 et le trimestre terminé le 31 mars 2005*

| | Santé | | Finance | | Activités secondaires | | Total | |
|---|---|---|---|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 |
| Produits d'exploitation | **24,9** | 21,4 | **15,4** | 17,1 | **-** | - | **40,3** | 38,5 |
| Coûts directs | **4,7** | 4,6 | **1,8** | 2,3 | **(0,1)** | - | **6,4** | 6,9 |
| Marge brute | **20,2** | 16,8 | **13,6** | 14,8 | **0,1** | - | **33,9** | 31,6 |
| Marge brute en % | **81 %** | 79 % | **88 %** | 87 % | **-** | - | **84 %** | 82 % |

Les coûts directs comprennent les coûts des télécommunications liés aux services fournis aux clients, le coût des produits ou services achetés précisément pour des projets de clients, les redevances payables à des tiers relativement à certains produits, et les frais de personnel découlant de l'installation et de l'intégration de projets précis de clients directement liés aux produits d'exploitation.

Pour le trimestre, du côté du secteur Santé, l'augmentation de notre marge brute, qui est passée de 79 % à 81 %, tenait principalement à l'échéance d'un contrat de transport des demandes de règlement à faible marge et à nos efforts de compression des coûts. Cette augmentation a été partiellement contrebalancée par des acquisitions dont les coûts directs sont plus élevés. La marge brute du secteur Finance s'est établie à 88 %, soit à un niveau semblable à celui de 2005.

## Charges d'exploitation

*Comparaison entre le trimestre terminé le 31 mars 2006 et le trimestre terminé le 31 mars 2005*

| | **2006** | **% des produits d'exploitation** | 2005 | % des produits d'exploitation |
|---|---|---|---|---|
| Exploitation | **10,8** | **27** | 10,4 | 27 |
| Ventes et marketing | **4,5** | **11** | 4,2 | 11 |
| Recherche et développement | **6,8** | **17** | 6,6 | 17 |
| Frais généraux et administratifs | **4,1** | **10** | 4,7 | 12 |
| Total | **26,2** | **65** | 25,9 | 67 |
| Employés - activités poursuivies à la fin | **840** | | 842 | |

**Exploitation :** Les charges d'exploitation se composent principalement de frais liés au personnel et de frais connexes, de coûts de maintenance des logiciels et du matériel, de coûts de télécommunications ainsi que de coûts liés aux installations ayant trait à chacun des secteurs d'activité. Les charges ont augmenté surtout par suite des acquisitions, lesquelles ont été partiellement compensées par la réduction des coûts de maintenance des logiciels.

**Ventes et marketing :** Les charges liées aux ventes et au marketing comprennent essentiellement des frais liés au personnel, de même que des charges découlant des services de consultation, de la

promotion et de salons professionnels et d'autres charges liées au développement de solutions existantes et futures. Les charges ont augmenté surtout par suite des acquisitions.

**Recherche et développement :** Les frais de recherche et de développement se composent essentiellement des frais liés au personnel et de coûts de consultation liés à la mise au point de nouvelles solutions ainsi qu'à l'amélioration et à la maintenance des solutions existantes. Les charges ont augmenté surtout par suite des acquisitions. Les frais de développement additionnels qui avaient trait à nos activités d'adjudication de demandes de règlement médicales et dentaires ont été compensés par la baisse des frais de développement engagés dans le cadre de nos activités de traitement de contrats hypothécaires.

**Frais généraux et administratifs :** Les frais généraux et administratifs se composent principalement des frais liés au personnel dans les services d'entreprise, ainsi que d'autres frais généraux comme les honoraires, les assurances et les loyers. Les frais ont diminué en raison principalement de nos efforts de compression des coûts et du règlement d'un litige avec un client des services d'échange électronique de documents existant, qui s'est traduit par la contrepassation nette d'un montant de 0,5 M$. Cette diminution a été contrebalancée en partie par l'absence, en 2006, de réductions de certaines provisions pour éventualités, qui étaient présentes en 2005.

**Effectif :** Le nombre total d'employés affectés aux activités poursuivies a diminué, passant de 842 personnes au 31 mars 2005 à 840 personnes au 31 mars 2006.

## BAIIA

***Comparaison entre le trimestre terminé le 31 mars 2006 et le trimestre terminé le 31 mars 2005***

| | | 2006<br>Marge en % | | 2005<br>Marge en % |
|---|---|---|---|---|
| Santé | 4,3 | 17 | 4,4 | 21 |
| Finance | 3,2 | 21 | 1,3 | 8 |
| Total des activités de base | 7,5 | 19 | 5,7 | 15 |
| Activités secondaires | 0,2 | - | - | - |
| Total partiel excluant les éléments non récurrents : | 7,7 | 19 | 5,7 | 15 |
| Produits relatifs au règlement de contrats | - | | 1,2 | |
| Total | 7,7 | 19 | 6,9 | 18 |

**Santé :** Le BAIIA du secteur Santé a diminué en raison surtout de la hausse des charges liées au développement de nos activités d'adjudication des demandes de règlement médicales et dentaires et de l'augmentation de la proportion de nos frais généraux et administratifs et des autres charges indirectes affectée à notre secteur Santé par rapport à notre secteur Finance. Cette affectation est déterminée annuellement en fonction des produits d'exploitation prévus au budget. Ces augmentations des charges ont été presque entièrement compensées par la croissance interne des produits d'exploitation tirés des activités d'adjudication des demandes de règlement.

**Finance :** Le BAIIA du secteur Finance a augmenté en raison de nos efforts de compression des coûts, de la hausse des produits tirés des services professionnels et de la diminution de la proportion de nos frais généraux et administratifs et des autres charges indirectes affectée à notre secteur Finance par rapport à notre secteur Santé. Cette augmentation a été contrebalancée en

partie par la perte de l'apport provenant des activités commerciales de notre solution de facturation électronique, qui ont fait l'objet d'une réduction progressive.

**Activités secondaires** : Le BAIIA tiré des activités secondaires découlait de la diminution des coûts directs et des frais d'exploitation résultant de la contrepassation de certaines charges d'impôts.

## Autres charges

*Comparaison entre le trimestre terminé le 31 mars 2006 et le trimestre terminé le 31 mars 2005*

| | 2006 | 2005 |
|---|---|---|
| BAIIA total avant les éléments suivants | 7,7 | 6,9 |
| Amortissement des immobilisations corporelles | 2,1 | 3,4 |
| Amortissement des actifs incorporels | 2,4 | 2,5 |
| Intérêts créditeurs | (1,0) | (0,9) |
| Intérêts sur la dette à long terme | 0,2 | 0,4 |
| Perte (gain) à la vente d'actifs | 0,1 | (0,1) |
| Perte de change | - | 5,2 |
| Bénéfice (perte) lié(e) aux activités poursuivies avant impôts sur les bénéfices | 3,9 | (3,6) |
| Impôts sur les bénéfices | 0,2 | 0,3 |
| Bénéfice net (perte nette) lié(e) aux activités poursuivies | 3,7 | (3,9) |
| Perte liée aux activités abandonnées | - | (1,8) |
| **Bénéfice net (perte nette)** | 3,7 | (5,7) |
| Bénéfice (perte) de base et dilué(e) par action lié(e) aux activités poursuivies | 0,04 | (0,04) |
| Perte de base et dilué par action lié aux activités abandonnées | - | (0,02) |
| Bénéfice (perte) de base et dilué(e) par action | 0,04 | (0,06) |

**Amortissement des immobilisations corporelles** : L'amortissement était inférieur en raison de la diminution des dépenses en immobilisations.

**Amortissement des actifs incorporels** : L'amortissement des actifs incorporels a diminué en raison du fait que certains actifs incorporels ont été entièrement amortis au cours de 2005, facteur partiellement contrebalancé par l'amortissement des relations clients découlant de l'acquisition des activités de transport des demandes de règlement et de systèmes pour pharmacies de NDCHealth Corporation au Canada.

**Intérêts créditeurs** : Les intérêts créditeurs ont augmenté surtout par suite de la hausse des taux d'intérêt sur les placements temporaires.

**Intérêts sur la dette à long terme** : Les intérêts sur la dette à long terme ont diminué en raison de l'encours moyen de la dette en 2006, qui est inférieur à celui de 2005.

**Perte de change** : La perte de change constatée en 2005 avait principalement trait à une diminution de l'investissement net dans les filiales étrangères.

## Bénéfice net (perte nette) lié(e) aux activités poursuivies

Le bénéfice net lié aux activités poursuivies a totalisé 3,7 M$ ou 0,04 $ par action pour le trimestre, sur une base entièrement diluée, en 2006, comparativement à une perte de (3,9) M$ ou (0,04) $ par action, sur une base entièrement diluée, en 2005. L'augmentation s'explique essentiellement par l'absence, en 2006, d'une perte de change présente en 2005 liée principalement à la diminution de l'investissement net dans les filiales étrangères, à la baisse de l'amortissement et à l'amélioration générale de la rentabilité.

En excluant les éléments non récurrents, la perte nette liée aux activités poursuivies se chiffrait à (5,1) M$ ou (0,05) $ par action en 2005. Il n'y a eu aucun élément non récurrent au cours de la période considérée.

## Activités abandonnées

En 2005, les activités abandonnées, qui incluaient les activités de solutions de prêt électronique aux États-Unis, se sont soldées par une perte nette de (1,8) M$. La note 4 des états financiers consolidés intermédiaires non vérifiés donne le détail des résultats des activités abandonnées présentés dans les états des résultats.

## Bénéfice net (perte nette)

Le bénéfice net pour le trimestre s'est chiffré à 3,7 M$ ou 0,04 $ par action contre une perte nette de (5,7) M$ ou (0,06) $ par action affichée en 2005. L'augmentation est essentiellement attribuable à l'existence, en 2005, d'une perte de change et d'une perte nette liée aux activités abandonnées, jumelée à la baisse de l'amortissement et à l'amélioration générale de la rentabilité en 2006.

## Situation de trésorerie et sources de financement

Le tableau qui suit présente un sommaire de nos flux de trésorerie et devrait être lu parallèlement à nos états consolidés des flux de trésorerie intermédiaires non vérifiés :

*Comparaison entre le trimestre terminé le 31 mars 2006 et le trimestre terminé le 31 mars 2005*

| | **2006** | 2005 |
|---|---|---|
| Flux de trésorerie liés aux activités d'exploitation | **(5,3)** | (27,0) |
| Flux de trésorerie liés aux activités d'investissement | **37,9** | (15,7) |
| Flux de trésorerie liés aux activités de financement | **(1,6)** | (3,3) |
| Autres | **-** | 0,2 |
| Augmentation (diminution) de l'encaisse liée aux activités poursuivies | **31,0** | (45,8) |
| Flux de trésorerie liés aux activités abandonnées | **-** | (3,1) |
| Augmentation (diminution) de l'encaisse | **31,0** | (48,9) |
| Trésorerie et équivalents de trésorerie au début | **77,1** | 204,8 |
| Trésorerie et équivalents de trésorerie à la fin | **108,1** | 155,9 |
| Placements temporaires à la fin | **19,9** | - |
| Trésorerie, équivalents de trésorerie et placements temporaires à la fin | **128,0** | 155,9 |

Au 31 mars 2006, la trésorerie, les équivalents de trésorerie et les placements temporaires disponibles s'élevaient à 128,0 M$ comparativement à 155,9 M$ au 31 mars 2005. La diminution découlait principalement d'une réduction des créditeurs et charges à payer, y compris les paiements liés à notre initiative de restructuration entreprise en novembre 2004. Elle tenait aussi au rachat d'actions dans le cadre d'une importante offre publique de rachat réalisée par la Société et de deux offres publiques de rachat dans le cours normal des activités. Les décaissements ont été neutralisés en partie par l'encaisse reçue en mai et en novembre 2005 à la vente de nos activités de solutions de prêt électronique aux États-Unis. Nous avons également reçu un montant en espèces en avril 2005 de 9,0 M$ US (10,9 M$ CA) à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur Santé aux États-Unis.

Nous avions accès à des marges de crédit inutilisées totalisant 8,0 M$ au 31 mars 2006 (8,0 M$ au 31 décembre 2005). Au 31 mars 2006, un montant de 4,4 M$ (4,4 M$ au 31 décembre 2005) représentant des lettres de crédit irrévocables garantissant des engagements au titre de contrats de location-exploitation avait été tiré sur ces facilités.

### Activités d'exploitation

Les activités d'exploitation ont entraîné des sorties de fonds nettes de 5,3 M$ comparativement à des sorties de fonds nettes de 27,0 M$ en 2005. En excluant le fonds de roulement, nous avons généré des rentrées de fonds de 7,5 M$ en 2006, comparativement à des rentrées de 6,6 M$ en 2005.

### Activités d'investissement

Pour le trimestre considéré, les flux de trésorerie liés aux activités d'investissement ont entraîné des rentrées nettes de 37,9 M$, dont une tranche de 39,9 M$ est liée à l'échéance de placements temporaires. Cette augmentation a été partiellement contrebalancée par le paiement d'une dépense en immobilisation de 2005 de 1,3 M$ et des dépenses en immobilisations de 0,3 M$ effectuées au cours du trimestre. En 2005, des sorties de 15,7 M$ s'expliquaient essentiellement par les décaissements de 12,1 M$ relatifs à l'acquisition des activités de transport des demandes de règlement de NDCHealth Corporation au Canada et par un montant de 2,8 M$ lié aux acquisitions d'immobilisations corporelles.

### Activités de financement

Les flux de trésorerie liés aux activités de financement ont entraîné des sorties nettes de 1,6 M$ en 2006, dont un montant de 1,3 M$ était lié au remboursement sur la dette à long terme. Les achats effectués en vertu de l'actuelle offre publique de rachat dans le cours normal des activités ont totalisé 0,3 M$. En 2005, les flux de trésorerie affectés aux activités de financement se sont élevés à 3,3 M$, dont une tranche de 2,3 M$ s'expliquait par le remboursement sur la dette à long terme. Les coûts liés à l'achat d'actions ordinaires en vertu de la précédente offre publique de rachat dans le cours normal des activités se sont chiffrés à 1,0 M$.

### Activités abandonnées

Les flux de trésorerie affectés aux activités abandonnées se sont chiffrés à 3,1 M$ en 2005. Ces flux de trésorerie concernaient nos activités de solutions de prêt électronique aux États-Unis, qui ont été vendues au deuxième trimestre de 2005.

### Instruments financiers

Nos principaux instruments financiers comprenaient la trésorerie, les équivalents de trésorerie, des placements temporaires, des débiteurs, certains actifs compris dans les autres actifs à court terme, des créditeurs et charges à payer et la dette à long terme.

Nous n'avons fait l'acquisition d'aucun instrument dérivé afin de gérer notre risque de taux d'intérêt. Notre risque de taux d'intérêt est minime puisque notre dette à long terme porte intérêt à des taux fixes et est principalement composée de contrats de location-acquisition.

### Arrangements hors bilan

Dans le cadre de la cession d'activités ou de la vente d'actifs, nous convenons généralement de verser certaines indemnisations à l'acheteur pour les coûts engagés et les pertes subies en raison de divers événements, notamment les violations de déclarations et de garanties, la résolution de passifs éventuels résultant des activités ou des actifs cédés ou de nouveaux avis de cotisation concernant des déclarations de revenues antérieures liées aux activités ou aux actifs cédés.

Le montant de telles indemnités sera généralement limité par la convention. Le risque éventuel maximal en vertu de ces garanties représentait un montant cumulatif d'environ 79,4 M$ au 31 mars 2006, excluant les passifs liés aux impôts et à certains autres éléments pour lesquels aucun montant maximal n'a été précisé dans les conventions. Les réclamations en vertu de ces déclarations et de ces garanties doivent être effectuées au plus tard le 1er juillet 2007, sauf en ce qui a trait aux passifs liés aux impôts et à certains autres éléments qui sont en vigueur jusqu'à l'échéance prévue par la loi sur prescription applicable ou jusqu'à l'échéance établie dans l'entente. À l'exception de la poursuite de MultiPlan à laquelle il est fait référence ci-après, il n'y a aucune réclamation en cours en vertu de ces garanties. Un montant de 0,7 M$ a été comptabilisé dans le bilan consolidé au 31 mars 2006 relativement à ce type d'indemnité ou de garantie. Historiquement, la Société n'a effectué aucun paiement important en vertu de ces indemnités ou garanties.

Au 31 mars 2006, la Société avait 62,6 M$ de fonds en circulation (60,6 M$ au 31 décembre 2005), qui représentaient des montants reçus ou à recevoir de compagnies d'assurance pour le règlement en leur nom de demandes de règlement en matière de soins de santé payables aux professionnels de la santé relativement à ces demandes de règlement. Ces montants ont été présentés en fonction d'un montant net puisqu'ils ne nous appartiennent pas et qu'ils sont détenus en fiducie. Nous agissons à titre d'agent payeur.

Du fait de notre acquisition de Gestion InfoPharm, nous avons pris à notre charge des emprunts ne portant pas intérêt de 3,9 M$, desquels une somme de 2,4 M$ a été remboursée en décembre 2005. Le solde de 1,5 M$ est remboursable en mai 2006. En parallèle, nous avons pris à notre charge des billets symétriques portant intérêt à 6,35 %, qui viennent à échéance en mai 2006 en ce qui concerne l'emprunt de 1,5 M$, et de 5,5 % en ce qui concerne l'emprunt de 2,4 M$, qui est arrivé à échéance en décembre 2005. Ces billets symétriques ont été affectés en garantie des emprunts. Puisque les billets donnés en garantie permettent de rembourser la totalité des versements de capital requis, les emprunts ont été compensés et les montants des emprunts et des billets ont ainsi été présentés dans notre bilan consolidé sur une base nette.

### Titres en circulation

Au 28 avril 2006, le nombre d'actions ordinaires en circulation s'élevait à 93 344 552 et le nombre d'options octroyées, à 1 874 597. Les options peuvent être exercées à raison de une contre une, soit contre des actions ordinaires.

## Renseignements additionnels

**Poursuite de MultiPlan** : En avril 2005, MultiPlan, Inc., l'acheteur de notre ancienne filiale exerçant des activités dans le secteur de la santé aux États-Unis, a déposé devant la cour fédérale de New York une poursuite dans laquelle elle demande, entre autres mesures de redressement, une indemnité de plus de 64 M$ US pour les dommages qu'elle aurait subis dans le cadre de l'achat. La poursuite fait valoir diverses revendications liées à la convention d'achat. La poursuite avait trait, entre autres, au versement d'une indemnité relative à des réclamations présumées faites par des hôpitaux d'un montant de 14 M$ US. MultiPlan nous a informés qu'elle avait réglé ces réclamations d'hôpitaux pour un montant de 750 000 $ US. Nous avons déposé une requête visant à faire rejeter certaines réclamations contenues dans la poursuite. En vertu du droit américain, cette requête, déposée au début de la procédure, est fondée uniquement sur des motifs d'ordre juridique, elle suppose que toutes les allégations de fait contenues dans la poursuite sont vraies et elle a été engagée avant toute enquête préalable. La requête ne remet pas en cause les allégations de fait, mais souligne l'incapacité du demandeur d'alléguer suffisamment de faits pour soutenir une réclamation fondée en droit. Une décision accordant la requête réduira la portée de la cause, mais n'éliminera pas la poursuite. Si la requête est rejetée, nous retiendrons toutes les défenses factuelles ou autres dans le cadre de la poursuite. Nous continuons de croire que les allégations ne sont pas fondées et nous prenons toutes les mesures appropriées pour faire valoir notre point de vue énergiquement.

## Événement postérieur à la date du bilan

En avril 2006, nous avons reçu un deuxième et dernier paiement en espèces de 6,3 M$ US (7,1 M$CA) dans le cadre de l'accord lié à la vente de l'ancienne filiale exerçant des activités dans le secteur de la santé aux États-Unis. La filiale détenait des options pour l'achat d'un certain nombre de titres d'une compagnie ouverte. Bien que ces options aient été conservées par la filiale lors de sa vente, la convention de vente prévoyait un ajustement de prix nous permettant de retenir les avantages économiques associés à l'exercice de ces options ou à l'achat de celles-ci par un tiers. Dans le cadre de l'accord, nous avons reçu un premier paiement en espèces de 9,0 M$ US (10,9 M$CA) durant le deuxième trimestre 2005. Le paiement final sera comptabilisé comme un gain

à la vente et inclus dans les produits liés aux activités abandonnées dans nos résultats financiers du deuxième trimestre 2006.

## Estimations comptables cruciales

**Au sujet de l'ICCA** : L'Institut Canadien des Comptables Agréés (ICCA) est l'organisme chargé d'établir les normes de comptabilité et de certification au Canada pour les entreprises, les organismes sans but lucratif et les gouvernements. Dans le cadre de son mandat, l'ICCA publie des directives sur le contrôle et la gouvernance ainsi que de la documentation professionnelle, développe des programmes de formation continue et représente la profession comptable à l'échelle nationale et internationale.

À la note 2 des états financiers consolidés de 2005, nous présentons un sommaire des principales conventions comptables. Pour comprendre nos résultats d'exploitation et notre situation financière, il est essentiel de connaître certaines des conventions comptables utilisées pour dresser nos états financiers consolidés.

Ces conventions comptables importantes exigent que nous fassions des estimations, posions des hypothèses et exercions notre jugement, ce qui a une incidence sur les montants présentés et la présentation des actifs et des passifs ainsi que sur la mesure et la constatation des produits et des charges. Ces estimations et hypothèses peuvent exiger l'évaluation de facteurs dont l'issue finale est incertaine. Les résultats réels futurs pourraient différer de ces estimations et avoir une incidence importante sur nos résultats financiers et notre situation financière. Nous avons établi des procédures de contrôle pour assurer l'application uniforme des conventions comptables. Nous devons en outre évaluer de manière continue les estimations que nous utilisons.

Nous fondons nos estimations sur notre expérience passée et sur d'autres facteurs que nous croyons être raisonnables dans les circonstances. Puisqu'ils comportent, à divers degrés, une part de jugement et d'incertitude, les montants actuellement présentés dans les états financiers consolidés pourraient, dans le futur, s'avérer inexacts. Nous considérons que les estimations décrites sous cette rubrique jouent un rôle important dans la compréhension par le lecteur de nos états financiers, puisque ces estimations sont fondées sur notre jugement et sur des facteurs qui sont hautement incertains.

Nos conventions comptables importantes, à l'exception des conventions comptables adoptées récemment précisées ci-après, demeurent essentiellement inchangées et sont intégrées aux présentes au moyen d'un renvoi à nos états financiers consolidés de 2005.

## Conventions comptables adoptées récemment

En 2005, l'ICCA a publié le chapitre 3831 du *Manuel*, intitulé « Opérations non monétaires », qui s'applique aux opérations engagées dans les périodes ouvertes à compter du 1er janvier 2006. Ce chapitre exige que les opérations non monétaires soient comptabilisées à la juste valeur sauf si l'opération ne présente aucune substance commerciale, si elle représente un échange de stocks, si elle est un transfert non monétaire et non réciproque au profit des propriétaires ou si elle ne peut être évaluée de façon fiable. L'adoption de ce nouveau chapitre n'a pas eu d'incidence sur les états financiers consolidés intermédiaires.

## Perspectives

Pour 2006, nous continuons de cibler l'amélioration des produits d'exploitation, du BAIIA et du bénéfice lié aux activités poursuivies. Le bénéfice par action lié aux activités poursuivies ciblé pour 2006 devrait refléter l'augmentation ciblée du BAIIA, l'incidence de la diminution prévue de l'amortissement et le nombre réduit d'actions ordinaires en circulation découlant des programmes de rachat d'actions entrepris en 2005 et en 2006.

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Telephone: 1 800 387-0825
generalinquiries@cibcmellon.com

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